FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004
Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2004	62

Quarterly results

January - September 2004

TABLE OF CONTENTS

Telefónica Group

Market Size
Financial Highlights
Consolidated Results
Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business

  Telefónica de España Group
  Telefónica Latinoamérica Group

Mobile Business

Other Business

  Directories Business
  Terra Networks Group
  Atento Group
  Content and Media Business
  Telefónica Deutschland Group

Addenda

Companies included in each Financial Statement
Key Holdings of the Telefónica Group and its Subsidiaries
Significant Events
Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

Deutschland / UK
Spain
Morocco
Mexico
Puerto Rico
Guatemala
El Salvador
Venezuela
Brazil
Peru
Chile
Argentina

EUROPE	AFRICA
Spain WIRLINE T de España: 19,486 WIRELESS T Móviles: 18,697 Deutschland/UK wholesale adsl lines T Deutschland Group: 677	Morocco WIRELESS Medi Telecom: 2,572
LATIN AMERICA
Argentina WIRLINE T de Argentina: 4,466 WIRELESS TCP Argentina: 2,606 El Salvador WIRLINE T. El Salvador: 61 WIRELESS T. El Salvador: 335	Brazil WIRLINE Telesp: 13,075 WIRELESS CRT Celular: 2,953 TeleSudeste Cel: 4,065 TeleLeste Celular: 1,264 Global Telecom: 2,299 Telesp Cel. Group: 8,757 TeleCentro Oeste: 5,307	Chile WIRLINE CTC Chile: 2,579 WIRELESS CTC Móvil: 3,002 Guatemala WIRLINE T. Guatemala: 39 WIRELESS T. Guatemala: 298	Mexico WIRELESS TEM México: 4,495 Peru WIRLINE T del Perú: 2,269 WIRELESS T Móviles: 1,966 PAY-TV customers Cable Mágico: 383	Puerto Rico WIRELESS NewComm Wireless: 158 Venezuela WIRLINE CAN TV: 2,943 WIRELESS CAN TV: 2,747

Note: The clients of BellSouth Latin American operators are not included.

TELEFÓNICA GROUP
MARKET SIZE
Unaudited figures (Thousands)
	Totals			Weighted (*)
	Sep 2004	Sep 2003	% Chg.	Sep 2004	Sep 2003	% Chg.
Lines in service (1)	45,594.0	43,449.7	4.9	39,661.8	37,733.0	5.1
In Spain	19,486.3	18,887.7	3.2	19,486.3	18,887.7	3.2
In other countries	26,107.6	24,562.0	6.3	20,175.4	18,845.3	7.1
Cellular customers (2)	61,519.5	50,262.0	22.4	36,040.2	29,343.7	22.8
In Spain	18,696.8	19,107.9	(2.2)	17,285.2	17,663.4	(2.1)
In other countries	42,822.7	31,154.0	37.5	18,755.1	11,680.3	60.6
Total (3)	107,496.8	94,066.7	14.3	76,078.1	67,421.6	12.8

(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, CanTV, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel (the Joint Venture with Portugal Telecom in Brazil), NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and CanTV Celular.
(3) Includes Pay TV customers of Cable Mágico in Peru.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of the Telefónica Group results during the first nine months of 2004 are the following:

  Strong operating growth registered at the revenues (+5.2%), EBITDA (+5.5%) and Operating Profit (+18.1%) levels in comparison with the same period of 2003.
  Sound growth at Telefónica de España Group, where revenues climbed by 2.3% and EBITDA by 6.6% respectively.
  Telefónica Latinoamérica Group achieved growth of 2.5% in revenues and 1.8% in EBITDA respectively. In constant euros, revenues were up by 8.0% and EBITDA by 7.2% respectively.
  The cellular business, although it slowdown its growth trend in the third quarter, experienced increases both in revenues (+12.0%) and EBITDA (3.7%) respectively compared to September 2003.

  Sustainable growth of the total customer base due to intense commercial efforts, mainly in the cellular and broadband businesses:
  Managed clients of Telefónica Group totaled 101.8 million (+14.5% vs. September 2003). Including customers from BellSouth operators1, this figure would jump up to 114.9 million.
  The Group had 58.8 million customers at September 30 (47.8 million twelve months ago). The net adds registered in the third quarter amounted 3.0 million clients, representing a 9.2% increase over the second quarter of 2004.
  The Group's ADSL connections both in Spain and Latin America reached 3.4 million, with net adds in the first nine months of 2004 of 1.3 million connections.

  Increase of operating efficiency and free cash flow:
  EBITDA margin stood at 44.7%, compared with 44.6% twelve months ago and 44,5% six months ago.
  Growth of 6.6% in the operating free cash flow (EBITDA-CapEx) generated, amounting to 7,397.7 million euros.
  Consolidated net income of 2,117.1 million euros, with a year-on-year increase of 5.1%:
  Excluding the extraordinary net effect of the 2003-2007 Redundancy Program relating to 2004, net income would have risen by 25.4% to 2,526.0 million euros.
  Strong growth in profitability, with earnings per share soaring by 5,9% over the period.

  A 12.2% decrease in net debt over the last year down to 17,976.6 million euros.

  Telefónica, S.A. expects to close the year 2004 with consolidated growths of +5/+7% in EBITDA and +7/+9% in Operating Free Cash Flow growth (EBITDA-CapEx) respectively, both in constant currency terms2.

1 Including 13.1 million subscribers from BellSouth's Latin American operators, at the end of August 2004, last month of the third fiscal quarter of BellSouth.

2 All estimates are in constant currency terms, assuming constant exchange rates as of 2003 and excluding changes in consolidation. Telefónica de España Group and Telefónica Latinoamérica Group's projections include Telefónica Empresas' Spanish and Latin American businesses, respectively, in 2003 and 2004.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting first quarter 2004, Telefónica Empresas results will be included in Telefónica de España Group and Telefónica Latinoamérica Group results. In that sense, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group, whereas Telefónica Data in Latin America and TIWS will be incorporated in Telefónica Latinoamérica Group results. Finally, Telefónica Deutschland Group results will be incorporated to Other Companies in Telefónica S.A. accounts.

The results corresponding to the first nine months of the year reflect the more intense commercial effort in all business lines of the Telefónica Group, resulting in a solid growth in the Group's client base and a sound progress in the efficiency of operations and profitability. Thus, revenues recorded a year-on-year growth of 5.2%, EBITDA margin stood at 44.7% and net income per share increased 5.9%. Net debt dropped by 1,258.7 million euros in relation to December 2003 to 17,976.6 million euros.

Operating free cash flow generation (EBITDA-CapEx) in January-September 2004 was 7,397.7 million euros, 6.6% more than in the same period of the previous year primarily thanks to the Telefónica de España Group (2,943.2 million euros, up 16.4% year-on-year).

The Group's managed client base of fixed and mobile telephony and pay television stood at 101.8 million at September 30th, 14.5% up on September 2003 and 3.6% more than in June 2004. Including clients from the Latin American Bell South1 operators, the number of clients managed by the Telefónica Group would reach 114.9 million.

This growth was mainly due to the strong commercial activity of Telefónica Móviles, which recorded net adds of 3.0 million clients during the last quarter and 11.0 million over the past year to reach a total of 58.8 million clients managed at September 30th. Including Bell South1 clients, the total number of clients would amount 71.9 million, of which 50.6 million would correspond to Latin America.

1 Including 13.1 million subscribers from BellSouth's Latin American operators, at the end of August 2004, last month of the third fiscal quarter of BellSouth.

ADSL connections in Spain and Latin America totaled 3.4 million at September 30th 2004, a year-on-year growth of 62.4%. In Spain, there were 2.2 million connections (1.4 million twelve months ago), giving the Group a 73.5% estimated market share of the total broadband market. Telefónica Group retail ADSL clients in Spain totaled 1.7 million, representing a total estimated market share of 58.1% of this total market. In Latin America, ADSL connections recorded a growth of 85.1% compared to the previous year, up to 1.2 million, highlighting the performance in Brazil (Telesp) with 0.7 million (0.4 million in September 30th 2003).

The Group's operating revenues total 21,926.5 million euros during the first nine months of 2004, which was 5.2% more than in the same period of 2003. In line with the trend recorded throughout 2004, all business lines recorded an increase in their sales, with the exception of the Content and Media business, which was affected by the deconsolidation of Antena 3 TV from the consolidation perimeter. Excluding the negative impact of variations in exchange rates and in the consolidation perimeter, revenues would grow 8.5%, mainly due to the contribution of the cellular business and the Telefónica Latinoamérica Group. However, there was a slight slowdown in comparison with the first half of 2004, when revenues increased by 9.4%.

The cellular business, the main contributor in the Group's growth, registered operating revenues of 8,447.1 million euros in January-September 2004, which was 12.0% more than in the same period of 2003. This growth was mainly explained by Telefónica Móviles España (+10.5%; revenues from services +9.3%), VIVO (+21.0% in local currency), Mexico (+38.2% in local currency) and Argentina (+54.3% in local currency).

The Telefónica Latinoamérica Group registered operating revenues of 5,046.0 million euros in the first nine months of 2004 , experimenting a year-on-year increase of 2.5% in current euros. This growth rate rose to 8.0% in constant euros due to the good performance of Telesp (+16.0%) and TASA (+9.4%) - both in local currency - and Telefónica Empresas América (+13.8%) and TIWS (+22.7%), in constant euros. CTC, in turn, recorded a 6.8% year-on-year decrease in local currency over the same period of 2003, although it improved in comparison with the first half of 2004 (-9.4%).

Telefónica de España Group's revenues recorded a year-on-year growth of 2.3% as of September 2004 up to 8,133.3 million euros, accelerating the growth rate recorded in both the first quarter (+1.7%) and the first half of the year (+2.2%). This progressive improvement is due to the greater contribution of the Internet and broadband revenues, which more than offset the fall in revenues from traditional services at September..

By geographic areas at the end of September, Spain accounted for 61.5% of the Group's consolidated revenues, a contribution that was down by 0.7 percentage points year on year as a result of the increased contribution from Brazil (17.6% compared with 16.8% at September 2003), thus increasing the contribution of total revenues from Latin America to 33.5% (32.8% at September 2003).

The Group's total expenses at the end of the third quarter (12,610.6 million euros) maintained the same growth rate as observed in the first half of the year (+4.3%). This variation is due to the 12.3% year-on-year increase in supply expenses, primarily from interconnection and handset purchases, and the 7.0% year-on-year increase in subcontracts due to intensified commercial activity. In turn, personnel expenses decreased by 6.0% compared with the first nine months of 2003, mainly due to the 2003-2007 Redundancy Program at Telefónica de España. In comparable terms, i.e. excluding the variations in exchange rates and in the consolidation perimeter, total expenses would have grown 8.7% less than the 9.6% registered in the first half of the year as a result of the higher cost containment in the cellular business and in the Telefónica Latinoamérica Group.

Bad debt management continued to show good performance, as reflected in the bad debt provision as a percentage of revenues by the Telefónica Group, which stood at 1.3% at September, an improvement of 0.5 percentage points over the same period of the previous year and remaining steady in comparison with the first half of 2004. By business lines, it is important to highlight the drop in the bad debts ratio over the past twelve months for both the Telefónica de España Group (-0.6 percentage points to 0.5% of revenues) and the cellular business (-0.5 percentage points to 1.0% of revenues). The bad debt ratio as a percentage of revenues in Latin America decreased year on year to record a general improvement for all operators. TASA continued to maintain a ratio around 1% of revenues, CTC 3.7% of revenues and Telesp 3.2% of revenues.

Consolidated EBITDA for the first nine months of 2004 reached 9,807.0 million euros, 5.5% higher than in the same period of the previous year. Like in the case of revenues, all business lines recorded a higher EBITDA than in the first nine months of 2003, except for the Content and Media business, that was affected by the deconsolidation of Antena 3 TV from the consolidation perimeter. Assuming constant exchange rates and excluding variations in the consolidation perimeter, EBITDA showed a year on year increase of 7.1% (8.2% in the first half of 2004).

In terms of EBITDA margin as a percentage of revenues, positive progress was made as for September, reaching an EBITDA margin of 44.7% and posting, a year-on-year increase of 0.1 percentage points and a 0.2 percentage points increase over the first half of the year. The increase in the margin over the last year is due to the improvement in the margins at the Telefónica de España Group (+1.8 percentage points to 45.9%,), the Atento Group (+3.5 percentage points to 15.0%), the directories business (+3.3 percentage points to 35.8%) and the Terra Networks Group (+13.1 percentage points to 1.1%).

By companies, the Telefónica de España Group is the Group's biggest contributor to EBITDA growth in absolute terms for the second consecutive quarter, amounting to 3,736.2 million euros in the first nine months of the year, 38.1% of the total. The year-on-year EBITDA growth amounted to 6.6%, with an acceleration in comparison with previous quarters (+4.2% on January-March and +6.2% on January-June) due to the higher level of revenues and the 10.3% reduction in personnel expenses following the savings obtained from the 2003-2007 Redundancy Program. In the opposite side, the item of subcontracts increased by 14.0% due to greater commercial activity.

The cellular business EBITDA amounted to 3,577.8 million euros in the first nine months of the year, posting a year on year growth of 3.7% and contributing with 36.5% in the consolidated EBITDA. This performance is mostly due to Telefónica Móviles España, with a year-on-year increase in EBITDA of 7.7%. In comparison with the first half of the year, however, EBITDA variations in this business slowed down as a result of an increase in commercial costs on the main operating markets. Thus, the cumulative EBITDA margin at September 30th dropped to 42.4% (45.8% twelve months ago).

EBITDA at the Telefónica Latinoamérica Group stood at 2,291.8 million (23.4% of consolidation EBITDA) at the end of the third quarter, recording a year-on-year growth of 1.8%, 7.2% in constant euros. The margin as a percentage of revenues stood at 45.4% in September, 0.4 percentage points below the margin recorded twelve months ago, although a 0.7 percentage point improvement on that of the first half of the year. During the third quarter, the margin amounted to 46.8% compared with the 46.3% of July-September 2003.

Unlike its distribution of revenues, Spain increased its contribution to consolidated EBITDA by 1.3 percentage points over the past year to reach 71.4%, while Latin America's contribution dropped to 28.3% (30.5% a year ago) due to lower contributions from Brazil (17.0%, -0.6 percentage points), Argentina (4.0%, -0.4 percentage points), Peru (3.8%, -0.4 percentage points) and Chile (4.1%, -0.5 percentage points) and the higher losses recorded in Mexico (-1.0%, -0.3 percentage points).

The cumulative operating profit at September 2004 amounted to 5,420.5 million euros, a year-on-year growth of 18.1%. There was a slowdown in the growth obtained in June (+21.4%), as a result of lower EBITDA growth, which was not offset by the higher year-on-year decrease in amortization (-6.7% compared with -6.1% in the first half of the year). Assuming constant exchange rates and excluding variations in the consolidation perimeter, the operating profit would have grown by 18.6%, 2.4 percentage points less than in June.

The negative results of associated companies recorded an improvement of 112.8 million euros over the past year to -48.6 million euros at the end of September. This year-on-year reduction of 69.9% was primarily due to the merger between Vía Digital and Sogecable, the sale of Audiovisual Sport, the lower losses related to Medi Telcom and IPSE-200, the better results at Pearson2 and the increased participation in Portugal Telecom.

2 On September 23rd, Telefónica sold its 4.88% stake, causing deconsolidation from the Telefónica Group consolidation perimeter as from this date.

Total net financial costs at the end of September reached 817.7 million euros vs 750.6 million euros in January-September 2003. Excluding the positive impact of the Argentine peso's appreciation in the same period of 2003 and the effects of the slight depreciation in 2004, and the positive result coming from the cancellation of US dollars denominated debt in the first half of 2003, the comparable results (809.7 million euros in the first nine months of 2004 vs. 1,190.4 million euros in the same period of 2003) would drop 380.7 million euros (-32.0%). This fall in the net financial costs was due to the 11.6% decrease in the average net debt as well as the reduction of its average cost as a result of the drop in interest rates in the euro and in the Brazilian real.

The free cash flow generated by Telefónica Group during the first nine months of 2004 was 4,416.5 million euros, of which 973.4 million euros were devoted to dividend payments by Telefónica S.A., 1,548.8 million euros to financial investments (net of real estate divestitures) and 542.4 million euros to cancellation of commitments acquired by the Group, derived basically from the headcount reduction plan. Thus, free cash flow after financial investments and dividend payments, which corresponds to the one available for debt reduction was 1,351.9 million euros.

Net debt of Telefónica Group at the end of September 2004 stood at 17,976.6 million euros. The reduction of 1,258.7 million euros with respect to the consolidated debt at the end of 2003 (19,235.3 million euros) came mainly from the aforementioned generation of free cash flow after financial investments and dividend payments (1,351.9 million euros). Likewise, there was a 39.1 million euros increase due to the currencies movements effect on the non-euro denominated debt (mainly due to the appreciation of the dollar against the euro), as well as 54.1 million euros due to the changes in consolidation and other effect on financial statements.

Goodwill amortization amounted to 320.6 million euros, 1.7% less than in the first nine months of 2003. The allocation in the fourth quarter of 2003 of part of the Telefónica Móviles Mexico goodwill as higher value of the operator's licenses explains the year-on-year reduction in the cellular business goodwill amortization. However, the inclusion of Sogecable's goodwill in July 2003 led to an increase in the Content and Media business goodwill amortization

Extraordinary results as of September 30th totaled -866.4 million euros (-52.3 million euros in the same period of 2003), mostly due to the provision of 670.0 million euros related to the acceptance of the 2,417 applications received in 2004 for the 2003-2007 Redundancy Program by Telefónica de España. As an exceptional measure, 55 pre-retirement have been accepted in addition to the 2,362 applications accepted for 2004. Between the rest of extraordinary expenses, it should be highlighted: i) Restructuring of the Terra Networks Group (-37.5 million euros) and ii) Impact of the arbitration award related to the claim presented by the Radio Blanca Group to Uniprex (-31.4 million euros), which is currently being appealed by the Antena 3 TV Group under the Provincial Court.

The tax provision for the period January-September 2004 totaled 976.9 million euros, which will mean a reduced cash outflow in the Group due to the compensation of negative tax bases obtained in previous years.

The results attributed to minority interests deducted 273.1 million euros from the Group's net income at September, compared with -168.5 million euros in January-September 2003. This increase of 62.1% is mainly due to the stake of minority interests in the increased net income at Telesp, VIVO and CTC Chile (primarily through the sale of Telefónica Móvil Chile to the Telefónica Móviles Group) and the higher stake of the Group in Terra Networks.

As a result of this, the consolidated net income for the first nine months of 2004 amounted to 2,117.1 million euros, posting a year-on-year growth of 5.1%. Excluding the net effect of the 2003-2007 Redundancy Program for 2004, net income would total 2,526.0 million euros, an increase of 25.4%.

CapEx at the end of the third quarter amounted to 2,409.2 million euros, up by 2.2% year on year, mostly due to the higher investments made by the cellular business (+45.9%) in the rollout of the UMTS network in Spain, the GSM networks in Argentina and Mexico and to the increase in network capacity in Brazil.

Finally, the average workforce of the Group at September 30th was 153,111 employees, compared with 150,370 a year ago (+1.8%). Excluding the Atento Group, there was a 9.3% year-on-year decline in the average workforce, mainly due to the layoffs carried out at Telefónica de España through the 2003-2007 Redundancy Program and at Telesp in 2003 and 2004.

Estimates for full year 2004: Upon the revision of Telefónica Móviles Group outlook, Telefónica, S.A. estimates to finish the year 20043 with:

  Consolidated EBITDA growth: +5/+7% (+7/+10% previously).

  Consolidated Operating Free Cash Flow (EBITDA-CapEx): +7/+9% (+8/+11% previously).

Likewise, Telefónica S.A. reiterates all published financial guidance for 20043 corresponding to its subsidiaries Telefónica de España Group and Telefónica Latinoamérica Group. Moreover, the Company reaffirms its growth targets already communicated in terms of revenues, EBIT and CapEx for the consolidated Group.

3 All estimates are in constant currency terms, assuming constant exchange rates as of 2003 and excluding changes in consolidation. Telefónica de España Group and Telefónica Latinoamérica Group's projections include Telefónica Empresas' Spanish and Latin American businesses, respectively, in 2003 and 2004.

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September
	2004	2003	% Chg
Operating revenues	21,926.5	20,833.2	5.2
EBITDA	9,807.0	9,294.1	5.5
Operating profit	5,420.5	4,591.4	18.1
Income before taxes	3,367.2	3,301.1	2.0
Net income	2,117.1	2,014.4	5.1
Net income per share	0.427	0.403	5.9
Avg. Nº of shares (millions) (1)	4,955.9	4,993.9	(0.8)

(1) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on July 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from July 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on September 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT
	Sep 2004	Sep 2003	% Chg	Sep 2004	Sep 2003	% Chg	Sep 2004	Sep 2003	% Chg
Telefónica de España Group	8,133.3	7,946.7	2.3	3,736.2	3,504.4	6.6	1,932.5	1,511.6	27.8
Telefónica Latinoamérica Group	5,046.0	4,921.5	2.5	2,291.8	2,252.4	1.8	1,040.9	913.7	13.9
Cellular Business	8,447.1	7,539.4	12.0	3,577.8	3,451.3	3.7	2,416.3	2,315.4	4.4
Directories Business	452.3	425.8	6.2	162.1	138.4	17.1	145.4	118.8	22.5
Terra Networks Group	406.3	390.1	4.2	4.3	(47.1)	c.s.	(43.9)	(104.3)	(57.9)
Atento Group	432.9	356.6	21.4	64.9	41.0	58.5	36.7	0.2	n.s.
Content & Media Business	831.9	1,036.7	(19.8)	127.0	160.8	(21.1)	105.7	121.4	(12.9)
Other companies	615.4	602.6	2.1	(119.1)	(156.0)	(23.7)	(218.2)	(266.1)	(18.0)
Eliminations	(2,438.7)	(2,386.2)	2.2	(38.1)	(51.1)	(25.4)	5.0	(19.3)	c.s.
Group Total	21,926.5	20,833.2	5.2	9,807.0	9,294.1	5.5	5,420.5	4,591.4	18.1

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - September
	2004	2003	% Chg
Telefónica de España Group	793.0	976.3	(18.8)
Telefónica Latinoamérica Group	427.6	407.9	4.8
Cellular Business	1,076.8	738.1	45.9
Directories Business	12.7	10.2	23.9
Terra Networks Group	15.6	61.1	(74.4)
Atento Group	14.5	8.9	62.2
Content & Media Business	17.8	129.4	(86.2)
Other companies & Eliminations	51.3	24.9	106.4
Group Total	2,409.2	2,356.9	2.2

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	21,926.5	20,833.2	5.2	7,602.0	7,269.9	4.6
Internal expend capitalized in fixed assets (1)	308.6	357.0	(13.6)	102.1	131.1	(22.1)
Operating expenses	(12,271.4)	(11,694.2)	4.9	(4,177.9)	(3,993.6)	4.6
Supplies	(5,133.3)	(4,570.9)	12.3	(1,769.3)	(1,597.3)	10.8
Personnel expenses	(3,262.7)	(3,470.6)	(6.0)	(1,085.6)	(1,125.9)	(3.6)
Subcontracts	(3,501.0)	(3,273.1)	7.0	(1,197.5)	(1,117.9)	7.1
Taxes	(374.4)	(379.5)	(1.3)	(125.5)	(152.5)	(17.7)
Other net operating income (expense)	(156.7)	(201.9)	(22.4)	(86.5)	(69.3)	24.9
EBITDA	9,807.0	9,294.1	5.5	3,439.6	3,338.1	3.0
Depreciation and amortization	(4,386.5)	(4,702.7)	(6.7)	(1,440.1)	(1,564.8)	(8.0)
Operating profit	5,420.5	4,591.4	18.1	1,999.5	1,773.4	12.8
Profit from associated companies	(48.6)	(161.4)	(69.9)	(22.4)	(28.9)	(22.5)
Financial net income (expense)	(817.7)	(750.6)	8.9	(330.8)	(454.1)	(27.2)
Amortization of goodwill	(320.6)	(326.0)	(1.7)	(109.0)	(113.8)	(4.2)
Extraordinary net income (expense)	(866.4)	(52.3)	n.s.	(140.2)	(92.1)	52.3
Income before taxes	3,367.2	3,301.1	2.0	1,397.1	1,084.4	28.8
Income taxes	(976.9)	(1,118.2)	(12.6)	(417.9)	(402.4)	3.8
Net income before minority interests	2,390.3	2,182.9	9.5	979.2	682.0	43.6
Minority interests	(273.1)	(168.5)	62.1	(116.3)	(93.2)	24.7
Net income	2,117.1	2,014.4	5.1	862.9	588.7	46.6

Average shares (millions) (2)	4,955.9	4,993.9	(0.8)	4,955.9	4,955.9	0.0
Net income per share	0.427	0.403	5.9	0.174	0.119	46.6

(1) Including work in process.
(2) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on July 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from July 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on September 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	September
	2004	2003	% Chg
Subscribed shares not paid-in	0.0	223.6	n.s.
Long-term assets	42,430.9	45,346.1	(6.4
Start up expenses	448.4	566.2	(20.8)
Intangible net assets	7,288.7	7,311.5	(0.3)
Fixed net assets	23,249.0	25,034.7	(7.1)
Investment	11,444.8	12,433.7	(8.0)
Goodwill on consolidation	6,099.9	6,628.7	(8.0)
Deferred expenses	445.2	562.1	(20.8)
Current assets	12,164.0	10,508.1	15.8
Inventories	672.8	393.2	71.1
Accounts receivable	6,626.5	6,515.0	1.7
Short-term investments	3,488.9	2,708.8	28.8
Cash and banks	605.9	558.3	8.5
Others	769.9	332.7	131.4
Assets = Liabilities	61,140.0	63,268.6	(3.4)
Shareholder's equity	15,819.4	17,178.3	(7.9)
Minority interests	3,959.5	4,718.6	(16.1)
Badwill on consolidation	11.2	10.1	11.0
Deferred income	505.1	772.4	(34.6)
Provisions for risks and expenses	7,802.0	6,548.8	19.1
Long-term debt	15,009.6	19,306.4	(22.3)
Accrued taxes payable	755.8	1,300.4	(41.9)
Short-term debt including current maturities	7,571.3	4,806.4	57.5
Interest payable	288.2	271.9	6.0
Other creditors	9,417.8	8,355.4	12.7

Financial Data
Consolidated net debt (1)	17,976.6	20,462.8	(12.2)
Consolidated debt ratio (2)	46.1%	46.1%	0.0 p.p.

(1) Net debt: Long-term debt + Short-term debt including current maturities - Short-term and Long-term finantial investments - Cash and banks.
(2) Debt ratio: Net debt / (Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt).

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - September
		2004	2003	% Chg
I	Cash flows from operations	8,963.6	8,853.2	1.2
II	Extraord. payments related to operating activities and commitm.	(695.0)	(697.4)
III	Net interest payment (1)	(889.9)	(1,314.3)
IV	Payment for income tax	(151.0)	(167.8)
A=I+II+III+IV	Net cash provided by operating activities	7,227.7	6,673.7	8.3
B	Payment for investment in fixed and intangible assets	(2,526.2)	(2,594.9)
C=A+B	Net free cash flow after CAPEX	4,701.5	4,078.8	15.3
D	Cash received from sale of Real State	210.8	330.6
E	Net payment for financial investment	(1,759.6)	(1,936.5)
F	Dividends paid (2)	(1,800.8)	(821.1)
G=C+D+E+F	Free cash flow after dividends	1,351.9	1,651.8	(18.2)
H	Effects of exchange rate changes on net debt	39.1	(586.8)
I	Effects on net debt of changes in consolidation and others	54.1	168.3
J	Net debt at beginning of period	19,235.3	22,533.1
K=J-G+H+I	Net debt at end of period	17,976.6	20,462.8	(12.1)

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND EBITDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - September
	2004	2003	% Chg
EBITDA	9,807.0	9,294.1	5.5
- CAPEX accrued during the period (EoP exchange rate)	(2,409.2)	(2,356.9)
- Extraord. payments related to operating activities and comm.	(695.0)	(697.4)
- Net interest payment	(889.9)	(1,314.3)
- Payment for income tax	(151.0)	(167.8)
- Investment in working capital	(960.3)	(678.9)
= Net Free Cash Flow after Capex	4,701.5	4,078.8	15.3
+ Cash received from sale of Real Estate	210.8	330.6
- Net payment for financial investment	(1,759.6)	(1,936.5)
- Dividends paid	(1,800.8)	(821.1)
= Free Cash Flow after dividends	1,351.9	1,651.8	(18.2)

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Sep 2004	Jan-Sep 2003
Net Free Cash Flow after Capex	4,701.5	4,078.8
+ Payments related to cancellation of commitments	542.4	556.0
- Dividend payments to minoritaries	(827.4)	(179.1)
= Free Cash Flow	4,416.5	4,455.6

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		September 2004
	Long-term debt	15,009.6
	Short term debt including current maturities	7,547.0
	Cash and Banks	(605.9)
	Short and Long-term financial investments (1)	(3,974.1)
A	Net Financial Debt	17,976.6
	Guarantees to IPSE 2000	557.7
	Guarantees to Sogecable	80.0
	Guarantees to Newcomm	49.2
B	Commitments related to guarantees	686.9
	Gross commitments related to workforce reduction (2)	5,302.3
	Value of associated Long-term assets (3)	(609.6)
	Taxes receivable (4)	(1,407.6)
C	Net commitments related to workforce reduction	3,285.1
A + B + C	Total Debt + Commitments	21,948.6

	Net Financial Debt / EBITDA (5)	1.4x
	Total Debt + Commitments/ EBITDA (5)	1.7x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 53.7 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on twelve months rolling EBITDA, that is from September 2003 to September 2004.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)		Balance Sheet and CapEx (2)
	Jan - Sep 2004	Jan - Sep 2003	Sep 2004	Sep 2003
US Dollar / Euro	1.225	1.110	1.241	1.165
Argentinean Peso / Euro	3.592	3.287	3.699	3.397
Chilean Peso / Euro	745.789	733.788	755.584	770.162
Brasilian Real / Euro	3.639	3.457	3.547	3.406
Peruvian Nuevo Sol / Euro	4.093	3.867	4.147	4.058
Mexican Peso / Euro	13.976	12.131	14.159	12.732

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.
(2) Exchange rates as of 30/09/04 and 30/09/03.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

During the first nine months of the year, the Telefónica de España Group achieved growth in revenues and EBITDA of 2.3% and 6.6% respectively, with a 2.6% increase in revenues and 7.5% in EBITDA over the third quarter compared to the same quarter of 2003, as a result of the Group's increased commercial efforts and efficiency.

The success of Telefónica de España's strategy in the development of broadband services was a deciding factor in these results. The following commercial actions undertaken by the company during the last months should be highlighted:

  On September 30th, Telefónica de España began the process to double the speed of the ADSL service, 512 Kbps access becoming the lowest speed available. The speed of 94% of the ADSL access has already been doubled. This process is to be completed by November 2004. The doubling of access speeds enables ADSL clients to enjoy improved access to the Internet and the wide range of Value Added Services (VAS) marketed by Telefónica. This improvement, at not extra cost to clients, is applicable to both retail and wholesale ADSL as a drive for the market growth as a whole.
  Presentation to the CMT of a new ADSL modality known as "ADSL tailor made" for approval, with download speeds of 512 Kbps and the aim of reducing the service access barrier. On October 7th 2004, the CMT decided to approve the commercialization of the following three options:
  Weekends (21.90 euros/month): Flat rate from 9 p.m. Friday through 8 a.m. Monday, as well as 11 hours of free Internet access outside these times.
  Evenings (21.90 euros/month): Flat rate every day from 9 p.m. through 8 a.m. the following day plus 11 hours of free Internet access outside these times.
  Evenings + Weekends (29.70 euros/month): Flat rate evenings and weekends plus eleven hours free Internet access outside these periods.
  "Back to school" promotion with free ADSL subscription in September and free monthly fees for the "PC security pack" over three months (antivirus + firewall).
  ADSL PC promotion, with the commercialization of three different tabletop and laptop computer configurations at very attractive prices for both current ADSL clients and those requesting subscription. PC payment can be financed into up to twelve monthly interest-free installments and are charged through the telephone bill itself.
  Strengthening of the movies catalogue for the Imagenio video-on-demand service following the agreement reached with Buenavista, one of the top movie distributors. Following this initial agreement, Telefónica plans to reach new agreements with other companies of reference in the sector in the near future. Furthermore, three new thematic channels (Eurosport, Euronews and Bloomberg) have been added to the basic Imagenio TV offer.

Other remarkable commercial actions taken by the company include:

  Free PSTN line connection fee campaign from September 20th through 30th. This campaign was notably successful, with a total of 110,000 subscriptions during the offer period.
  As of October 31st 2004, reduction in the price of fixed-to-mobile calls in compliance with the 2% price-cap (CPI-4%) established for 2004. The largest reductions were implemented during times of greatest consumption, with discounts of between 10.16% and 7.24% during this time zone, according to the target operator.
  Launching of new local traffic flat rate for calls made to five preset numbers at 5 euros per month; this new product had a great contribution to the client win-back and loss contention programs.
  International traffic gain from the growing immigrant community through a portfolio of services of which the following should be noted:
  Wholesale international traffic card, which at very attractive prices enabled an increase of 25 percentage points in Telefónica de España's market share on prepaid traffic cards throughout 2004.
  Decrease on international traffic prices for calls made from public payphones to a group of countries, contributing to doubling the volume of minutes of international traffic to these countries from the public payphones during the quarter.

Telefónica de España Group revenues totaled 8,133.3 million euros during the first nine months of the year, presenting a 2.3% growth in comparison with the same period of the previous year, in line with the 2.2% growth obtained during the first half of the year. Telefónica de España parent company contributed with revenues of 7,791.9 million euros to this result, which represented a year-on-year growth rate of 1.7% after recording revenues 133.0 million euros above those of the period January-September 2003.

Particularly noteworthy when analyzing the contribution to the growth in revenues of each of the businesses forming Telefónica de España parent company is the good progress made by revenues from the Internet and Broadband Services, which widely offset the 168.0 million euro decline in Traditional Services revenues, with 205.7 million euros. The Data and Solutions Business and the Wholesale Business contributed to growth with 12.7 and 82.7 million euros, respectively.

  Cumulative revenues as of September from Traditional Services totaled 5,285.6 million euros. The positive evolution recorded during the third quarter is noteworthy, in which revenues fell by 1.6% to confirm the progressive slowing of the rate of decline over 2004: they declined by 4.7% in the first quarter, by 3.8% in the first half and finally by 3.1% in the January-September period, in comparison with the same period 2003.

Revenues from Client Network Access amounted to 2,225.5 million euros over the first nine months of the year, which was 0.1% higher in comparison with the previous year. Along with the positive effect of the rise in the monthly fees for PSTN lines in April, the surcharges on calls made to toll-free numbers from public payphones should be added, after receiving the authorization to implement them during the third quarter. This surcharges provided a 0.6 percentage point growth in aggregate to Client Network Access revenues to September. Without this contribution, revenues would have dropped 0.5%.

The decline in Telefónica's estimated access market share continued to slow, standing at 89.0% at the end of September 2004, which was 0.3 percentage points lower than in June 2004 and 2.1 percentage points lower than in September 2003. In absolute terms, 70,122 lines (PSTN + ISDN basic access) were lost during the quarter, leading to an aggregate number of 168,575 lines lost in the first nine months of the year, compared with the 297,951 lost in the same period of 2003.

It is worth noting that of the 110,000 new lines subscribed during the free connection fee campaign, 41,000 actually began operating during September. The remaining lines will begin operations during the fourth quarter of the year.

The unbundled loops by competitors of Telefónica de España in the third quarter of the year were 16,600 as fully unbundled loops and 12,165 as shared access loops; the total number of unbundled loops being 72,187, of which 57,700 were fully unbundled and 14,487 were shared loops. A slight drop in the net gain of fully unbundled loops was observed during the quarter, offset by the higher growth in shared access loops.

Revenues from voice usage amounted to 2,436.8 million euros to September, down by 4.0% from the same period of the previous year, although the rate of decline has slowed in recent months. The lower decline in revenues is due primarily to the changes in the price and bonus discount scheme of the "Servicio Integral de Mantenimiento (SIM)" (Comprehensive Maintenance Service), the effects of which will be noted through to the first quarter of 2005.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, was down 5.1% in the first nine months of the year in comparison with the same period of the previous year. Telefónica de España's estimated share of the voice market stood at 72.7% in September, only 0.1 percentage point lower than in June and 3.6 percentage points lower than September 2003. There has been a slowdown in the year-on-year loss of market share over recent quarters, amounting to 4.6 percentage points in the twelve months to June 2004 and 5.2 percentage points in the twelve months to March 2004.

The estimated total volume of minutes processed by Telefónica de España during the first nine months of the year amounted to 92,958 million, a 6.5% year-on-year decline. Total outgoing traffic (including Internet), which accounted for 55.7% of total traffic, amounted to 51,790 million minutes and fell by 15.5% compared to the same period of the previous year. Traditional outgoing traffic totaled 35,478 million minutes at the end of September, down by 11.0% year-on-year due to the negative performance of the market and the aforementioned loss in market share. The negative trend in traffic continued during the first nine months of the year, with very significant year-on-year falls in domestic fixed line-to-fixed line traffic: local traffic was down by 13.6%, provincial traffic by 11.1% and DLD traffic by 9.5%. There was also a 1.7% drop in fixed-to-mobile traffic during this period. Only international traffic maintained a positive trend, with year-on-year growth of 2.5%. The number of outgoing minutes to the Internet amounted to 16,311 million and continued to show a negative year-on-year variation of 23.8%, mainly as a result of switched Internet traffic cannibalization by broadband ADSL services. Finally, incoming traffic rose by 7.9% to 41,168 million minutes.

The total number of preselected lines stabilized over the third quarter, falling by 312 lines with regard to the total number at the end of last June and by 34,735 in relation to the maximum share reached in March. Nevertheless, the introduction of the verbal consent procedure in the preselection process could lead to positive net adds in preselected lines over the coming moths. At the end of the third quarter, there were a total of 2,296,211 preselected lines.

In regard to Value-Added Services, Voice Mailbox and Caller ID services should be noted. By the end of September 2004, the number of services activated amounted to 11,793,052 and 7,341,306, respectively, with a positive progress in the quarter. The growing acceptance of the text messaging service continued, with a 3.5% increase compared with the previous quarter. The number of access + traffic modular plans "Combinados" has already reached 879,570.

  Internet and Broadband Services recorded cumulative revenues of 816.3 million euros in the first nine months of the year, representing year-on-year growth of 33.7%.

The total number of ADSL lines in service amounted to 2,157,805 by the end of September, representing a net gain of 114,077 lines during the third quarter. It must be noted that although this figure is a drop on the 126,892 accesses of the third quarter last year, Telefónica de España retail ADSL net gain reached a total of 104,051 this year compared to the 91,351 accesses of the third quarter 2003 to give a total of 1,443,798 accesses as of September. The drop in net gain of ADSL accesses was due to the wholesale service, with a migration towards services based on unbundled loops. Telefónica Group estimated retail broadband market share stood at 58.1% by September 2004, compared to that of 57.8% as of June 2004.

Value-Added Services on the retail ADSL service continued to perform solidly, amounting to 864,442 operative services. 39.4% of our retail clients have signed up to some kind of value-added service. Of the most successful services, "ADSL Solutions" recorded growth of 9.5% compared with June 2004, with a total of 153,225 operative units (44,347 Net-LAN and remote access solutions). The "Mantenimiento Integral ADSL" (ADSL Comprehensive Maintenance Service) also presents strong growth, having reached 127,687 clients.

Hence, revenues from the Telefónica de España retail broadband services grew 57.6% to reach 621.2 million euros. It is important to highlight that 9.2% of retail ADSL ARPU comes from Value-Added Services.

Narrowband Internet revenues continued to decline: they were down 9.8% to 195.1 million euros, due primarily to the migration of clients to broadband services.

  The Data and Service business recorded an aggregate growth in revenues of 1.9% and totaled 692.5 million euros at the end of September.

The main item of these revenues, comprising 55.0% of Data and Solutions revenues, relates to the planning and operating of virtual private networks. These revenues fell slightly by 0.2% as a result of the migration towards lower priced products based on IP technology, not completely offset by the increase in plant.

On the other hand, the Solutions and Value-Added Services for Businesses segment recorded a year-on-year growth of 18.5%, accounting for 26.1% of total Data and Solutions revenues and 3.7 percentage points up on last year. There are currently 169 agreements for the management or outsourcing of services for large corporations, of which 49 are client management centers operated by Telefónica, and there has been a 49.9% increase in the number of hosting servers.

  Wholesale Business contributed with 997.5 million euros to consolidated revenues, a 9.0% increase in relation to the same period of the previous year. "Other national operators services" contributed to this increase with a 29.3% growth in the quarter, thus reflecting the impact of agreements signed with large domestic operators for transit traffic carriage to Mobile networks.

27.0% of Wholesale revenues came from National interconnection services, which increased by 3.4% due, basically, to the 25.9% growth in fixed-to-mobile interconnection revenues and a slight decrease in fixed-to-fixed interconnection revenues.

In addition, it is important to highlight the substantial 46.9% growth in the wholesale ADSL services with revenues totaling 168.9 million euros.

Telefónica de España Group's operating expenses experienced a year-on-year decrease of 0.7% to 4,476.5 million euros. The 10.3% reduction in personnel expenses in comparison with the same period of the previous year must be noted, which amounted to a total of 1,576.6 million euros, as a result of the staff joining the 2003-2007 Redundancy Program. Telefónica de España parent company headcount reached 35,447 employees at the end of September 2004, representing a reduction of 1,612 employees since the beginning of the year. Up to the end of September 2004, 1,831 employees had left Telefónica de España under the Redundancy Program. The remaining employees included in the total figure of redundancies accepted by the company in 2004 will leave Telefónica de España in the remaining months of the year.

Contrary to personnel expenses evolution, company's increased commercial activities aimed at revenue growth led to a 14.0% rise in External Services & Others, which totaled 856.8 million euros.

Supplies expenses, amounting to 1,908.4 million euros, grew by 2.4% despite the slight 2.3% decrease in interconnection expenses following the reduction in fixed-to-mobile interconnection tariffs that came into effect in November 2003. The increase in expenses at Telyco linked to the handset sale business had, as a whole, a decisive impact on the evolution of supplies expenses at the Telefónica de España Group; without them, the Group's supplies expenses growth would have fallen to 0.3%.

Telefónica de España Group EBITDA amounted to 3,736.2 million euros, up 6.6% year-on-year. The Group's EBITDA margin reached 45.9% (1.8 percentage points higher than in the same period of the previous year). Telefónica de España parent company's EBITDA amounted to 3,718.2 million euros (+6.7% on the previous year).

Telefónica de España Group's operating profit amounted to 1,932.5 million euros in the first nine months of the year, +27.8% over the same period of the previous year as a result of the positive evolution of EBITDA and the 9.5% decrease in amortization and depreciation.

CapEx by the Telefónica de España Group dropped by 18.8% to 793.0 million euros to reach a CapEx over Revenues ratio of 9.7%, reflecting Telefónica de España's aim of taking forward the transformation process into a less capital-intensive company.

Operating free cash flow, defined as EBITDA minus CapEx, amounted to 2,943.2 million euros in the period January-September 2004, up by 16.4% on the same period of 2003.

TELEFÓNICA DE ESPAÑA
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	September
	2004	2003	% Chg
Equivalent lines (1)	19,486.3	18,887.7	3.2
PSTN Lines	14,868.7	15,123.6	(1.7)
ISDN equivalent basic access	1,850.7	1,800.8	2.8
ISDN equivalent primary accesses y 2/6 equivalent accesses	551.4	530.6	3.9
Fully unbundled local loops	57.7	12.4	365.4
ADSL connections	2,157.8	1,420.5	51.9
Telefónica de España retail ADSL	1,443.8	938.0	53.9
Traffic (minutes in millions) (2)	92,958.0	99,435.0	(6.5)
Employees (units)	35,447	42,193	(16.0)

(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesses (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1).
(2) January - September cumulative data.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Traditional Services	5,285.6	5,453.6	(3.1)	1,760.7	1,789.4	(1.6)
Client network access (1)	2,225.5	2,224.0	0.1	758.0	734.4	3.2
Voice usage (Net total) (2)	2,436.8	2,539.0	(4.0)	814.5	829.9	(1.9)
Local	575.7	603.0	(4.5)	180.8	182.9	(1.1)
Provincial	186.6	195.2	(4.4)	60.1	62.6	(4.1)
Domestic long distance	327.0	341.9	(4.4)	105.3	109.1	(3.5)
International long distance	208.6	190.2	9.6	82.0	67.8	21.0
Fixed to mobile	903.7	945.7	(4.4)	309.4	322.3	(4.0)
IRIS and others (3)	235.3	263.1	(10.5)	76.8	85.2	(9.9)
Handsets sales and maintenance	456.3	523.4	(12.8)	138.9	169.7	(18.2)
Other business lines (4)	166.9	167.2	(0.2)	49.3	55.4	(11.0)
Internet and Broadband Services	816.3	610.6	33.7	285.8	211.7	35.0
Narrowband	195.1	216.4	(9.8)	56.2	66.8	(15.8)
Broadband (retail)	621.2	394.3	57.6	229.6	144.9	58.5
Data and Solutions Services	692.5	679.8	1.9	218.1	236.8	(7.9)
Corporate networks (5)	511.5	527.1	(3.0)	164.3	182.0	(9.7)
Solutions	181.0	152.7	18.5	53.7	54.8	(1.9)
Wholesale Services	997.5	914.8	9.0	351.9	314.8	11.8
National interconnection	269.1	260.4	3.4	83.9	85.1	(1.4)
Wholesale ADSL (Megabase, Megavía and GigADSL)	168.9	115.0	46.9	58.2	40.2	44.6
International operators services	227.8	233.6	(2.5)	75.5	85.6	(11.8)
Other national operators services (6)	331.7	305.8	8.5	134.3	103.9	29.3
Total operating revenues	7,791.9	7,658.9	1.7	2,616.4	2,552.5	2.5

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Traditional Services	1,816.2	3,664.3	5,453.6	7,243.3
Client network access (1)	737.8	1,489.6	2,224.0	2,950.0
Voice usage (Net total) (2)	849.6	1,709.2	2,539.0	3,366.1
Local	213.6	420.2	603.0	816.9
Provincial	66.6	132.5	195.2	259.5
Domestic long distance	116.8	232.8	341.9	461.6
International long distance	58.5	122.5	190.2	243.9
Fixed to mobile	305.9	623.5	945.7	1,257.9
IRIS and others (3)	88.3	177.9	263.1	326.3
Handsets sales and maintenance	174.8	353.7	523.4	706.0
Other business lines (4)	54.1	111.8	167.2	221.1
Internet and Broadband Services	191.0	399.0	610.6	849.0
Narrowband	79.9	149.6	216.4	291.9
Broadband (retail)	111.1	249.4	394.3	557.1
Data and Solutions Services	215.3	443.0	679.8	928.6
Corporate networks (5)	168.8	345.1	527.1	705.4
Solutions	46.4	97.9	152.7	223.3
Wholesale Services	287.7	600.1	914.8	1,256.7
National interconnection	83.5	175.3	260.4	356.6
Wholesale ADSL (Megabase, Megavía & GigADSL)	35.7	74.8	115.0	166.1
International operators services	71.9	148.1	233.6	309.3
Other national operators services (6)	96.5	201.9	305.8	424.7
Total operating revenues	2,510.1	5,106.3	7,658.9	10,277.6

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	8,133.3	7,946.7	2.3	2,733.9	2,663.9	2.6
Internal expend capitalized in fixed assets (1)	97.2	120.8	(19.5)	30.9	37.0	(16.4)
Operating expenses	(4,476.5)	(4,506.6)	(0.7)	(1,505.2)	(1,522.9)	(1.2)
Other net operating income (expense)	(17.9)	(56.6)	(68.3)	(10.9)	(16.5)	(34.2)
EBITDA	3,736.2	3,504.4	6.6	1,248.7	1,161.4	7.5
Depreciation and amortization	(1,803.7)	(1,992.8)	(9.5)	(566.1)	(655.7)	(13.7)
Operating profit	1,932.5	1,511.6	27.8	682.6	505.7	35.0
Profit from associated companies	(0.8)	(0.7)	5.4	(0.2)	(0.2)	9.8
Financial net income (expense)	(287.6)	(340.1)	(15.4)	(89.3)	(111.7)	(20.0)
Amortization of goodwill	(2.5)	0.2	c.s.	(0.8)	0.0	c.s.
Extraordinary net income (expense)	(652.8)	21.5	c.s.	(41.8)	2.8	c.s.
Income before taxes	988.8	1,192.5	(17.1)	550.5	396.7	38.8
Income taxes	(295.2)	(340.5)	(13.3)	(182.3)	(114.1)	59.7
Net income before minority interests	693.6	852.0	(18.6)	368.1	282.5	30.3
Minority interests	(0.2)	(0.0)	225.0	(0.1)	0.0	n.s.
Net income	693.4	851.9	(18.6)	368.0	282.5	30.3

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	2,590.0	5,282.9	7,946.7	10,695.4
Internal expend capitalized in fixed assets (1)	41.2	83.8	120.8	174.6
Operating expenses	(1,460.6)	(2,983.7)	(4,506.6)	(6,048.7)
Other net operating income (expense)	(12.5)	(40.1)	(56.6)	(58.9)
EBITDA	1,158.2	2,343.0	3,504.4	4,762.4
Depreciation and amortization	(675.7)	(1,337.1)	(1,992.8)	(2,638.8)
Operating profit	482.5	1,005.9	1,511.6	2,123.6
Profit from associated companies	(0.4)	(0.6)	(0.7)	(0.9)
Financial net income (expense)	(117.1)	(228.4)	(340.1)	(447.5)
Amortization of goodwill	(0.7)	0.2	0.2	(2.8)
Extraordinary net income (expense)	(3.0)	18.7	21.5	(1,374.1)
Income before taxes	361.3	795.8	1,192.5	298.2
Income taxes	(104.4)	(226.4)	(340.5)	(18.1)
Net income before minority interests	257.0	569.4	852.0	280.1
Minority interests	(0.0)	(0.1)	(0.0)	(0.0)
Net income	256.9	569.4	851.9	280.1

Note: The incorporation of the assets corresponding to Telefónica Empresas into Telefónica de España Group in 2004, implies the presentation of Telefónica de España Group proforma financial statements for fiscal year 2003, under the same criteria, for the benefit of comparisons. In February 27th, 2004, the company notified the main metrics of these proforma financial statements for fiscal year 2003 under the new consolidation perimeter. The final definition of the assets to be incorporated to Telefónica de España Group makes these metrics to vary slightly with respect to the ones previously presented (-4.4 million euros in revenues and -10.4 million euros in EBITDA), a change that does not imply modifications in neither Telefónica de España Group nor Telefónica Group published accounts in the above mentioned fiscal year.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

Results at Telefónica Latinoamérica, in terms of both operating revenues and EBITDA, continued to record positive growth in current euros. In the third quarter of the year, almost all Latin American currencies appreciated against the dollar (with the exception of the Argentine peso, which depreciated slightly). Furthermore, the average dollar/euro exchange rate remained almost unchanged throughout this quarter of the year. However, in the first nine months of 2004, on a year on year basis, these currencies continued to record levels of depreciation against the dollar that were higher than those of the first half of 2004 (except for the Peruvian sol), which had a negative impact on the revenues for the third quarter.

Operating revenues amounted to 5,046.0 million euros, representing year on year growth of 2.5%, which in constant euros becomes 8.0%, slowing down the growth of previous quarters slightly. The evolution of the revenues in constant euros reflects the behavior of revenues at:

  Telesp (up 16.0% in local currency), as a result of the positive progress made by the traditional business (up 14.8%), assisted by the good performance of the new businesses (SMP, long distance outside Sao Paulo, ...), the July and September 2004 tariff increases and the increase in fixed-to-mobile and public telephone traffic.

  TASA (up 9.4% in local currency), due to the good performance of the plant and traffic operating variables in comparison with 2003, despite the tariff freeze in force since January 2002, which made it possible to achieve growth of 7.5% in local currency in revenues from traditional services.

  CTC recorded a fall in revenues of 6.8% in local currency, with a slow down in the decreasing rate recorded in the first half (-9.4%) due to the updated impact of the tariff decree in line with the new version published in September, which gives a slight improvement on tariffs issued in the decree initially published in May, the flexibility of tariffs for heavy consumers, and the minute plans. However, the drop in traffic due to the high level of competition on the market and the replacement effect of mobile telephony continued.

  TdP, with a 14.1% increase year on year in its plant of equivalent lines, recorded a slight growth in revenue of 0.2% in local currency. The 2.5% fall in Traditional business revenues in local currency, due to the greater contribution of lines associated to the new tariff plans, was offset by the 60.8% rise in Internet (narrowband and broadband) revenues in local currency.

  Telefónica Empresas América and TIWS, where the positive trend of the previous quarter continued with growth of 13.8% and 22.7%, respectively, in constant euros.

The total operating expenses of Telefónica Latinoamérica stood at 2,813.4 million euros at September 30, 2004, which was 2.5% more in current euros than in 2003. In constant euros, these expenses rose by 7.9%, compared with 11.4% in the first half, as a result of the smaller growth in expenses in local currency at Telesp and TdP, which offset the slowing down in the decreasing costs at CTC and the increase in costs at TASA, in this case due to the continued increase in activity. Expenses at Telefónica Empresas also made a positive contribution and, despite rising 8.5% in constant euros due to increased activity, slowed down their growth rate in comparison with the first six months of the year (up 12,4%). TIWS succeeded in reducing its expenses (by 3.8% in constant euros) despite the large increase in revenues.

EBITDA at the end of the third quarter stood at 2,291.8 million euros, representing growth of 1.8%, which rises to 7.2% in constant euros (7.8% to June), achieving an EBITDA margin of 45.4% in the first nine months of the year, compared to 44.7% in the first half, mostly due to the general improvement in the margin on fixed telephony operators. The decrease in depreciation and amortization expense (-1.9% in constant euros), as a result of the drop in the rhythm of investment over recent years, made it possible to achieve an operating profit of 1,040.9 million euros, representing an improvement of 20.7% in constant euros.

In the first nine months of the year, Telefónica Latinoamérica recorded extraordinary net income of 418.4 million euros, compared with the negative 84.8 million euros of the same period of the previous year. The July sale of Telefónica Móvil Chile (until then a 100% subsidiary of CTC) to Telefónica Móviles had a determining impact, contributing to extraordinary net income with 425.5 million euros. The financial results stood at -240.1 million euros, compared with the previous years -71.8 million euros. Excluding the impact of the exchange rate differences, which in 2003 had a great positive impact due to exchange rate gains recorded by Argentine companies (around 140 million euros) and the profit recorded in 2003 as a result of the cancellation of the debt denominated in dollars (around 250 million euros), Telefónica Latinoamérica net financial results were down 42.6% as a result of the lower interest expenses connected with the lower volume of debt and lower interest rates.

These results, together with a tax provision of 195.0 million euros, allowed Telefónica Latinoamérica to record a net income of 645.6 million euros, with a year-on-year increase of 89.7%.

CapEx at Telefónica Latinoamérica amounted to 427.6 million euros, which was 4.8% more than in 2003 (+8.1% in constant euros). The containment of investments and the growth in EBITDA led to an operating free cash flow (EBITDA-CapEx) generated at Telefónica Latinoamérica in the first nine months of the year amounting to 1,864.2 million euros, with year on year growth of 1.1% (+7.0% in constant euros).

Telefónica Latinoamérica's plant of equivalent lines totaled 22.4 million, which was 3.7% more than in September 2003, thanks to the efforts made in the broadband business, which are reflected in the strong growth of the plant with 443,025 new clients since the beginning of the year. At September 30, the total number of Telefónica Latinoamérica broadband connections totaled 1.2 million, an 85.1% growth compared to September 2003. It should be highlighted that the growth rate of broadband connections continues to accelerate (+78.6% in the first half of 2004), now representing 5.4% of equivalent lines compared with 3.0% in September 2003.

In turn, traditional business lines totaled 21.2 million, showing a year on year increase of 1.2% more, since the growth recorded at TdP (+9.4%) and TASA (+3.6%) and the stabilizing of the Telesp plant (+0.05%) exceeded the losses of lines at CTC (-3.6%) affected by the disconnections made in 2003 because of bad debt problems. There was a net gain of 323,005 lines in the first nine months of 2004, with the biggest contribution being made by TASA and TdP, with a net gain of 147,002 and 132,414 lines, respectively.

Telesp

On July 2nd, Telesp increased tariffs approved by Anatel, leading to a rise in local telephony basket tariffs by an average of 6.89% and domestic long distance tariffs by 3.2%, in line with the conditions of the privatization contract, according to the IGP-DI (wholesale price index). Moreover, under the judgment handed down by the Higher Court of Justice that ruled in favor of allowing fixed line telephony operators an additional increase in tariffs in compensation for the difference between the 2003 tariff increase and the result of applying the IGP-DI as the reference index, as approved by Anatel, since September 4th Telesp has raised tariffs by 4.1%, a second increase of 3.9% remaining pending for November.

At the end of the third quarter, the equivalent lines in service (traditional business + ADSL) at Telesp amounted to 13.1 million, 2.3% higher than in September 2003 due to the strong increase recorded in the ADSL plant (+69.0%) and the stability of traditional lines. Telesp was able to reverse the trend of traditional plant loss experienced during the first half of the year (net gain of 138,370 lines in the last quarter compared with the -76,143 in the first six months of the year) thanks to the launch of new products aimed at clients with low income (economic and super-economic lines), subscription to which has been extremely popular over recent months.

Telesp continued to pursue its priority of broadband expansion to give fixed lines greater value. Telesp totaled 715,600 users at the end of September, a year-on-year increase of 69.0%, to achieve a record net gain during the quarter of 110,052 connections, compared with the 87,373 connections of the second quarter 2004 and the 33,782 of the first. The growth in Telefónica's ISP (itelefonica) users continued, reaching a total of 1.94 million users and a market share of around 25%.

Insofar as the long distance market, Telesp launched several commercial initiatives in the third quarter to increase its market share and to counteract the negative effects of the decline in the global market on operator revenues. Thus, its estimated share in the domestic intra-state long-distance market stood at around 88%, 1 percentage point up on the last quarter. In inter-state long distance, the company had a 57% estimated market share, which was slightly more than 3 percentage points more in comparison with June, while the international long distance estimated market share remained stable at around 47% with regard to June.

Telesp obtained operating revenues of 2,734.3 million euros, an increase of 16.0% compared to the same period in 2003 in local currency, thanks to the increase in tariffs, the good performance of new businesses (SMP, long distance outside Sao Paulo, etc.), the notable progress of value-added services and the increase in fixed-to-mobile traffic and public telephones traffic, leading to a 14.8% growth in traditional business revenues in local currency. In addition to this, there was a notable increase in broadband revenues (+69.0% in local currency) due to the growth in the customer base, leading to an 37.0% increase in Internet revenues (broadband + narrowband) in local currency to contribute 6.3% of the operator's total operating revenues.

Although operating expenses were 20.0% higher in local currency than in the same period 2003, the rate of increase had slowed progressively (-4.5 percentage points lower than June). This increase was the result of the higher interconnection expenses (+28.5% in local currency) associated with the increased fixed-to-mobile, SMP and long distance traffic revenues. Personnel expenses were 7.3% lower in local currency as a result of the reduction in the average workforce due to the lay-offs that took place in 2003 and in the second quarter of 2004. Subcontracting expenses rose by 19.7% due to the increased commercial activity, higher co-billing expenses and the indexing of certain contracts.

Bad debt provision as a percentage of revenues continued to drop in September to 3.2% (0.8 percentage points down on the previous year), mostly due to new products that are more closely adapted to the different client profiles.

Telesp's EBITDA stood at 1,237.7 million euros, which represented a year-on-year increase of 7.7% in local currency. Although the EBIDTA margin as a percentage of revenues was down 3.5 percentage points in comparison with the previous year due to the higher proportion of revenues accounted for by businesses with associated interconnection (fixed-to-mobile, long distance outside Sao Paulo, SMP), it continued to recover and was 1.0 percentage point up on June to total 45.3% for the first nine months (47.2% in the third quarter).

CapEx dropped by 7.5% in local currency with regard to the previous year to stand at 221.0 million euros, due to the execution of projects depending on their profitability and the strategic nature of the investment. Accordingly, the operating free cash flow (EBITDA - CapEx) generated amounted to 1,016.7 million euros, an increase of 11.5% year on year in local currency.

Telesp had 7,008 employees as of September end, a year-on-year decrease of 14.8% due to the lay-off schemes implemented in 2003 and second quarter of 2004.

Telefónica de Argentina

The relative stability of the macroeconomic situation continued in Argentina during the third quarter. Particularly of note is the stability of the peso against the dollar, with a slight 1.7% depreciation in the exchange rate from December 2003 to September 30, 2004. Furthermore, the Telecommunications sector continued to grow thanks to the gradually recovery of the fixed line telephony market, the strong growth of broadband and the sustained increase in the mobile market. Along these lines, the management of Telefónica de Argentina remained in keeping with the recovery of the market, which caused that plant and traffic operating indicators performed positively.

The plant of traditional lines recorded growth of 3.6% with respect to 2003, accelerating the growth rate recorded during the first half of the year (+2.2%) to stand at 4.3 million lines, thanks to the good performance in demand (46.6% year-on-year increase in gross additions). The net gain recorded during the first nine months of the year amounted to 147,002 lines (compared with the loss of 15,500 in the same period of 2003), of which an increasing proportion were prepaid and consumption control (28.0% of the total plant, 1.5 percentage points up on September 2003). The good performance in total traffic per line continued, which was 8.5% higher than in 2003, driven mainly by the increase in prepaid traffic, both in cards and prepaid lines. There was also a substantial increase in the ADSL plant (up by 167.9%), which stood at 149,728 lines with a net gain of 41,517 lines in the quarter, compared with 23,464 lines in the second quarter and 15,410 from January through March. This growth has enabled the company to increase its estimated broadband market share in the Southern area by 13.3 percentage points since September 2003 (to 78.8%). The ratio of lines to employee stood at 554 lines, representing an increase of 4.8% over September 2003.

Thanks to the good performance of the operating variables with respect to 2003, TASA operating revenues recorded a year-on-year increase of 9.4% in local currency, compared with the 7.9% of the first half, to reach 602.4 million euros, despite the tariff freeze in place since January 2002. When comparing the figures for 2004 with those of the previous year, is important to remember that it was in the second quarter of 2003 that the impact of agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) was recorded for the whole of 2002. Excluding this effect, TASA's revenues rose by 12.0% in local currency. Broken down by business, revenues from traditional services (accounting for 92.9% of the total) rose 7.5% in local currency due to the growth in traffic and plant, while revenues from the Internet (Narrowband + Broadband) business rose 42.2% thanks to expansion of the ADSL plant.

The strong growth rate of revenues is coupled with an 8.6% increase in operating expenses in local currency, despite the fact that TASA continued to apply a strict policy for cost rationalization and control, adopted as a result of the crisis in 2002. Of particular note over the year was the effective management of bad debts, which has made it possible to maximize debt recovery and place bad debt provision as a percentage of revenues at around 1%.

Cost control, together with the increased sales, enabled TASA to achieve EBITDA of 361.6 million euros over the year, an increase in local currency of 10.0% over the same period of 2003. Comparison of EBITDA in uniform terms (excluding the impact on 2003 revenues of CER invoicing related to 2002) gives a year-on-year growth rate of 13.3%. The EBITDA margin was 0.4 percentage points higher than in the same period of 2003, at 60.0%.

The good performance of EBITDA enabled the company to achieve an operating free cash flow (EBITDA-CapEx) of 291.0 million euros, 6.7% less in local currency than in 2003, due to the sharp increase in investment, in line with the recovery of demand. This investment focused primarily on massive ADSL rollout, which accounted for 40.2% of CapEx. The CapEx to revenues ratio stood at 12.1% in local currency.

Telefónica CTC Chile

On September 21st, the Chilean General Controller published a review of the 2004-2009 Tariff Decree in which most of the suggestions made by CTC were accepted. This review has meant an increase in tariffs with regard to the version of the Decree published in May this year. Although the final version is yet to be approved and these conditions to be applied to the market, since early May CTC's accounts have included the impact of the initial Decree and in September the effects of the new version of the Decree were recorded, the effect of which were also retroactive to May.

The traditional plant improved with regard to the previous quarter, recording a slight net gain of 733 lines compared with the loss of 22,183 lines in the second quarter. This improvement was mostly due to July's launch of new services: the minute plans (which in September totaled 116,000 clients) and the Controlled Line (low consumption line). The traditional line plant totaled 2,398,137 lines at the end of September.

In terms of the Broadband business, it must be highlighted that CTC launched the 2V (double broadband speed without increase in prices for customers) in September. CTC users totaled 180,487 at September end, a year-on-year increase of 67.8%.

Although the domestic long distance market continued to decline (down 8.5% year on year), as observed in previous quarters, CTC succeeded in increasing its market share by 4.6 percentage points over September 2003, giving it a market share of 44.8%. CTC also improved its share of the international long distance market, which recorded a growth of 1.5% with regard to September 2003, by 1.6 percentage points to 30.6%.

Operating revenues for the first nine months of the year amounted to 648.2 million euros, which were 6.8% lower in local currency than for the same period of 2003, in line with the improvement seen in the previous quarter (excluding the effect of the CPP tariff reduction in force since the beginning of the year, the variation would be only -2.6%). This progress compares favorably with the 9.4% decline in local currency of the first half of the year, thanks to the better performance of traditional business revenues, down 8.8% in local currency (-11.4% in the first half), favored by plant stability in the third quarter, the good acceptance of the minute plans and by the new tariff situation following the last review. Furthermore, Internet (Narrowband + Broadband) revenues maintained their high growth rate (up 46.8% in local currency), accounting for 5.6% of CTC operating revenues.

Operating expenses remained at levels below those of 2003, 10.4% down in local currency at September. The general cost containment policy is reflected in all items, except those related to commercial management, one of the priorities of the company. The lower fixed-to-mobile traffic tariffs also favored this result, as the volume of interconnection costs declined (-26.2% in local currency). The ratio of bad debts to revenues was down from 3.8% in the same period of 2003 to 3.7%. EBITDA stood at 296.2 million euros at the end of the third quarter, which was 1.8% less in local currency than in 2003, a 4.7 percentage point improvement with regard to the fall in EBITDA during the first half, mainly due to the improvement in revenues evolution.

The investments made up to the end of September placed CapEx at 53.5 million euros, which was 2.6% less in local currency than in the same period of 2003. This, and the improved performance of EBITDA during this last quarter, meant that the operating free cash flow (EBITDA-CapEx) generated was almost the same as in 2003, only 1.7% less in local currency than that of the previous year, compared with the 10.0% fall in the first half of the year.

Telefónica del Perú

On September 1st, Telefónica del Perú started to apply the new productivity factor for the price cap system (CPI-x) that regulates the local and long distance telephony tariffs of the company. This new factor, set at 10.07% for baskets C (installation fee) and D (monthly fee and local calls), and 7.8% for long distance tariffs, came into force for a period of 3 years.

Telefónica del Perú continued to accelerate its growth in the plant of equivalent lines (up 14.1% year-on-year, 0.7 percentage points higher than in the previous quarter), thanks to the 9.4% growth in traditional lines (largely as a result of the marketing of new tariff plans since March 2003), as well as the growth in broadband connections (up by 144.7%) which, with a net gain of 76,201 connections in the first nine months of 2004 (up 125.4% year on year), totaled 166,890 lines.

Operating revenues totaled 771.8 million euros, representing year-on-year growth of 0.2% in local currency thanks to the 60.8% increase in Internet revenues (narrowband + broadband), which accounted for 6.7% of operating revenues and made up for the 2.5% fall in revenues from the Traditional Business. Traditional Services were affected (i) by the impact of migrations to new plans, representing 68.4% of the traditional plant (7.6 percentage points higher than the previous quarter), (ii) by the application of new Conditions for Use since May leading to users being refunded the amounts corresponding to monthly fees for periods of line disconnection and revenues from the payment of packages and that of associated value added services (i.e. memobox - voicemail) and (iii) by the entering into force of the new productivity factor for the price cap system as of September 1st.

The Long Distance business continued to be affected by competition from prepaid cards. At the end of September, the company's shares of the domestic and international markets stood at 70.1% and 57.2%, respectively, which represented slight reductions with regard to the previous quarter (down 2.1 percentage points and 0.3 percentage points, respectively), due to the enforcement imposed by OSIPTEL since July to publish detailed information on TdP clients for knowledge of the competition.

The cost containment policy implemented by TdP, together with the lower interconnection expenses (-5.5%) due to the decrease in traffic terminating on mobile networks, resulted in a slight increase of only 0.1% in operating expenses, despite the higher level of activity and the 4.5% increase in personnel expenses due to the increase in the average workforce. As in previous quarters, TdP recorded an improvement in the level of bad debts as a result of the prepaid plant, the bad debt to revenues ratio standing at 2.6% in comparison with the 3.2% of the same period in 2003.

The company's EBITDA remained stable in local currency in relation to September 2003 at 339.7 million euros.

CapEx also remained stable in local currency in comparison with the same period of last year and, therefore, the control of investments (46.4 million euros) made it possible to achieve an operating free cash flow (EBITDA-CapEx) of 293.3 million euros, in line with the third quarter of 2003.

At September 30th, the company had a workforce of 3,198 employees, which was 1.9% lower year on year (including the workforce at subsidiaries, the total number of employees was 5,084, up by 5.0%). As a result, the productivity ratio stood at 709 lines per employee, up by 16.4% year on year.

TELEFÓNICA EMPRESAS AMÉRICA

Operating revenues amounted to 332.3 million euros, representing year-on-year growth of 13.8% in constant terms. Noteworthy was the growth and the contribution to Value Added Services recorded by Solutions revenues, with a 45.5% growth in constant terms to represent 13.2% of total revenues, and Hosting/ASP, which recorded a 55.1% growth in constant currency. Continuing with the policy for the optimization of resource management, EBITDA recorded growth of 92.2% (+98.9% in constant terms) and totaled 37.9 million euros, thereby achieving an EBITDA margin of 11.4% (up by 5.0 percentage points in comparison with the same period of 2003). All of this, together with the a growth-oriented CapEx policy (particularly in Brazil, Chile and Argentina), enabled Telefónica Empresas América to record an operating free cash flow (EBITDA - CapEx) of +13.0 million euros at September end, compared with the negative figure reached at the end of September 2003.

Telefónica Empresas Brazil continued to account for more than a third of operating revenues at Telefónica Empresas América with a growth of 14.9% in local currency year on year. EBITDA rose by 58.3% in local currency year on year, maintaining the 5 percentage point improvement in the EBITDA margin recorded in the first half of the year.

Argentina, Chile and Perú, whose joint EBITDA amounted to 31.1 million euros, continued to generate positive operating free cash flow (EBITDA-CapEx) totaling 21.7 million euros. Of particular note is the performance of Chile, which achieved growth in local currency of 11.6% in revenues and 26.2% in EBITDA.

With regard to the other countries, it must be noted that Colombia recorded a positive EBITDA of 1.9 million euros and generated positive operating free cash flow. Mexico and the United States, which together contributed around 13% of Telefónica Empresas América sales, showed substantial growth in operating revenues in local currency at the end of September (+102.7% and +15.2%, respectively). Both operations continued to achieve improvements in the EBITDA margin with regard to 2003 (+18.9 percentage points and +6.1 percentage points, respectively), by recording joint EBITDA of -12.0 million euros compared with -13.6 million euros in the same period of 2003.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

TIWS continued to focus on increasing profitability. In the first nine months of 2004, the company recorded growth of 17.2% in its operating revenues, which totaled 114.2 million euros, continuing with the positive trend of previous quarters. Sales from the international IP services remained its main contributor with a growth of 31.5%. Despite the high level of growth in revenues, operating expenses continued to decrease (down by 10.8% year on year), thanks to the fall in supplies (down 12.7%) and subcontracts (down by 16.9%). As a result, TIWS obtained an EBITDA margin of 29.3%, representing a 22.4 percentage point improvement on the same period of 2003. The improvement in operating free cash flow (EBITDA-CapEx), which amounted to 22.9 million euros, therefore continued.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	September
	2004	2003	% Chg
Telesp
Lines (1)	13,074.8	12,776.9	2.3
PSTN Lines	11,282.3	11,191.9	0.8
ISDN equivalent accesses	27.7	31.4	(11.8)
2/6 Accesses for PBX and Ibercom	1,049.2	1,130.0	(7.2)
ADSL connections	715.6	423.5	69.0
Employees (units) (2)	7,008	8,229	(14.8)
Traffic (millions of minutes) (3)	61,357.6	63,612.0	(3.5)
Telefónica de Argentina
Lines (1) *	4,465.6	4,222.6	5.8
PSTN Lines	4,234.5	4,086.5	3.6
ISDN equivalent accesses	6.2	6.3	(2.2)
2/6 Accesses for PBX and Ibercom	75.2	74.0	1.7
ADSL connections	149.7	55.9	167.9
Employees (units) (2)	8,061	7,990	0.9
Traffic (millions of minutes) (3)	29,435.6	26,548.2	10.9
Telefónica CTC Chile
Lines (1) *	2,578.6	2,594.5	(0.6)
PSTN Lines	2,247.2	2,336.4	(3.8)
ISDN equivalent accesses	96.1	93.3	2.9
2/6 Accesses for PBX and Ibercom	54.8	57.2	(4.1)
ADSL connections	180.5	107.6	67.8
Employees (units) (2)	3,213	3,236	(0.7)
Traffic (millions of minutes) (3)	16,856.3	18,202.0	(7.4)
Telefónica del Perú
Lines (1)	2,268.7	1,989.0	14.1
PSTN Lines	2,068.3	1,886.0	9.7
ISDN equivalent accesses	33.5	34.8	(4.0)
2/6 Accesses for PBX and Ibercom	0.0	0.0	n.d
ADSL connections	166.9	68.2	144.7
Employees (units) (2)	5,084	4,843	5.0
Traffic (millions of minutes) (3)	9,777.1	9,878.1	(1.0)

TELEFÓNICA LATINOAMÉRICA GROUP
Lines (1)	22,387.6	21,583.0	3.7
PSTN Lines	19,832.3	19,500.7	1.7
ISDN equivalent accesses	163.4	165.9	(1.5)
2/6 Accesses for PBX and Ibercom	1,179.2	1,261.2	(6.5)
ADSL connections	1,212.7	655.2	85.1
Employees (units) (4)	23,366	24,298	(3.8)
Traffic (millions of minutes) (3)	117,426.6	118,240.2	(0.7)

* In 2003, number of lines is affected by internal reclassification in line with 2003 criteria, homogeneous within the operators.
(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic access (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1) and Cablemoden (in Perú).
(2) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.
(3) Including total invoiced incoming and outgoing traffic: Local, PUTs, DLD and ILD. January-September accumulated data.
(4) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method. Does not included the employees of Telefónica Empresas América and those of TIWS. As of 30/09/04 day were 2,402 and 249 respectively.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September
	2004	2003	% Chg
Telesp
Operating revenues (1)	2,734.3	2,482.9	10.1
EBITDA	1,237.7	1,210.0	2.3
EBITDA margin	45.3%	48.7%	(3.5 p.p.)
Telefonica de Argentina
Operating revenues	602.4	601.9	0.1
EBITDA	361.6	359.1	0.7
EBITDA margin (2)	60.0%	59.7%	0.4 p.p.
Telefonica CTC Chile
Operating revenues	648.2	706.0	(8.2)
EBITDA	296.2	306.2	(3.3)
EBITDA margin	45.7%	43.4%	2.3 p.p.
Telefonica del Perú
Operating revenues	771.8	815.6	(5.4)
EBITDA	339.7	359.4	(5.5)
EBITDA margin	44.0%	44.1%	(0.1 p.p.)
Telefónica Empresas América
Operating revenues	332.3	309.9	7.2
EBITDA	37.9	19.7	92.2
EBITDA margin	11.4%	6.4%	5.0 p.p.
TIWS
Operating revenues	114.2	97.5	17.2
EBITDA	33.5	6.6	406.4
EBITDA margin	29.3%	6.8%	22.5 p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of international accounting payments, homogeneous within Latin America operators. Criteria applied retroactively in 2003.
(2) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	5,046.0	4,921.5	2.5	1,769.9	1,788.7	(1.1)
Internal expend capitalized in fixed assets (1)	30.3	34.5	(12.2)	11.0	12.3	(10.4)
Operating expenses	(2,665.9)	(2,583.8)	3.2	(917.1)	(932.8)	(1.7)
Other net operating income (expense)	(118.7)	(119.8)	(1.0)	(36.0)	(39.6)	(9.0)
EBITDA	2,291.8	2,252.4	1.8	827.8	828.6	(0.1)
Depreciation and amortization	(1,250.9)	(1,338.7)	(6.6)	(426.3)	(461.4)	(7.6)
Operating profit	1,040.9	913.7	13.9	401.5	367.2	9.3
Profit from associated companies	(0.6)	1.0	c.s.	0.1	(1.3)	c.s.
Financial net income (expense)	(240.1)	(71.8)	234.2	(83.0)	(200.9)	(58.7)
Amortization of goodwill	(65.0)	(68.8)	(5.5)	(21.7)	(22.3)	(2.4)
Extraordinary net income (expense)	418.4	(84.8)	c.s.	408.0	(37.9)	c.s.
Income before taxes	1,153.5	689.3	67.4	704.9	104.9	n.s.
Income taxes	(195.0)	(275.0)	(29.1)	(135.5)	(27.5)	n.s.
Net income before minority interests	958.5	414.3	131.4	569.4	77.3	n.s.
Minority interests	(312.9)	(74.0)	322.7	(246.3)	(25.3)	n.s.
Net income	645.6	340.3	89.7	323.1	52.1	n.s.

Note: Starting first quarter 2004, Telefónica Data in Latin America and TIWS results will be incorporated in Telefónica Latinoamérica Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	1,498.2	3,132.7	4,921.5	6,744.9
Internal expend capitalized in fixed assets (1)	10.3	22.2	34.5	47.4
Operating expenses	(785.4)	(1,650.9)	(2,583.8)	(3,548.5)
Other net operating income (expense)	(39.7)	(80.3)	(119.8)	(142.5)
EBITDA	683.4	1,423.8	2,252.4	3,101.3
Depreciation and amortization	(428.4)	(877.3)	(1,338.7)	(1,805.7)
Operating profit	255.1	546.5	913.7	1,295.6
Profit from associated companies	6.3	2.3	1.0	2.5
Financial net income (expense)	(13.5)	129.1	(71.8)	(228.6)
Amortization of goodwill	(23.4)	(46.6)	(68.8)	(91.1)
Extraordinary net income (expense)	(41.5)	(47.0)	(84.8)	(128.1)
Income before taxes	182.9	584.4	689.3	850.3
Income taxes	(92.5)	(247.4)	(275.0)	(169.7)
Net income before minority interests	90.3	337.0	414.3	680.7
Minority interests	(26.1)	(48.8)	(74.0)	(122.1)
Net income	64.3	288.2	340.3	558.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

During the third quarter of 2004 the Group's operators made a strong commercial effort in their markets, in a context of sustained and even intensified competitive pressure from the other players compared with the previous quarter.

The high level of commercial activity has translated into managed net adds of almost 3 million customers in the third quarter of 2004, an increase of 74% vs. the third quarter of 2003 and 9.2% vs. the second quarter of 20041. We would point out the strong increase in net adds in the contract segment, which grew 47% in the third quarter of 2004 vs. the second quarter of 2004, and especially in Latin America (where they tripled from the second quarter of 2004).

The Group has increased its managed customer base by close to 7 million since the start of the year to 58.8 million customers at the end of September (+23% vs. the same period of last year). Of this total, 37.5 million correspond to the Latin American operators and 18.7 million to Telefónica Móviles España.

Including the customers from BellSouth's Latin American operators2, whose acquisition was agreed in March, Telefónica Móviles would have over 71.9 million managed customers, 50.6 million of which correspond to Latin America.

1 The second quarter of 2004 figures exclude the impact of the 1.3 million inactive prepaid SIM cards adjusted in Telefónica Móviles España's reported customer base as of April 2004.

2 Including 13.1 million subscribers from BellSouth's Latin American operators at the end of August 2004, last month of the third fiscal quarter of 2004 for BellSouth.

Key aspects of the results as of September 04 are as follows:

  Year-on-year growth of 12.8% in operating revenues to 8,236.4 million euros. The incorporation of Telefónica Móvil Chile into the Group's consolidation perimeter contributed 0.9 p.p. to revenue growth, while exchange rate fluctuations led to a 2.4 p.p. decline in the growth of operating revenues as of September 2004.

By components, service revenues totalled 7,282 million euros as of September 04, a year-on-year increase of 10.5% and of 10.2% in the third quarter of 2004 vs. third quarter of 2003, with improved growth rates in the third quarter of 2004 vs. second quarter of 2004. Handset sales (954 million euros as of September 2004) registered year-on-year growth of 34%.

By companies, Telefónica Móviles España obtained operating revenues of 6,042.9 million euros as of September 2004 (+10.5% vs. the same period of 2003).

Consolidated Latin American operators contributed 2,195 million euros of operating revenues in the first nine months of 2004, with growth in euro terms of 20.0%. Excluding the impact of Telefónica Móvil Chile's incorporation into the Group's consolidation perimeter and of exchange rates fluctuations, these revenues would have shown growth of 26.1% vs. the first nine months of 2003.

  Greater commercial activity and increased competitive pressure impacted consolidated EBITDA, which grew 4.7% vs. the first nine months of 2003 to 3,527.6 million euros. The incorporation of Telefónica Móvil Chile into the Group's consolidation perimeter contributed 0.5 p.p. to cumulative EBITDA growth, while exchange rate fluctuations led to a 0.3 p.p. declines in the growth of EBITDA as of September 04.

The EBITDA margin was 42.8% as of September 2004, virtually unchanged compared with the first half of 2004, despite the increase in commercial activity and greater commercial efforts in most markets, which translated into an increase in per unit commercial costs in the main markets.

In Spain, Telefónica Móviles España's EBITDA reached 3,195.6 million euros as of September 2004 (+7.7% vs. the first nine months of 2003), leaving an EBITDA margin of 52.9%.

EBITDA for the Group's consolidated Latin American subsidiaries, in euros, fell by 16.6% vs. the first nine months of 2003, affected by the commercial efforts made to lead growth in the markets in which the Group is present. Nonetheless, we would highlight a slight containment of the erosion in EBITDA margins vs. previous quarters, despite the increased commercial activity, especially in Mexico.

Assuming constant exchange rates and excluding Telefónica Móvil Chile's contribution to the consolidated results, these companies' EBITDA would have declined 17.5% vs. the first nine months of 2003.

  The consolidated CapEx as of September 2004 amounted to 1,029 million euros, a 59% year-on-year increase, due to higher investments in the main markets (the rollout of Telefónica Móviles España's UMTS network and GSM networks in Argentina and Mexico, as well as the increase in capacity in Brazil) and the impact of the incorporation of Telefónica Móvil Chile. CapEx committed at the end of September was 1,437 million euros.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), the operating revenues totalled 8,447.1 million euros as of September 2004, a year-on-year increase of 12% compared to the same period of last year. On the other hand, EBITDA reached 3,577.8 million euros, a year-on-year increase of 3.7%.

OUTLOOK FOR 2004 IN THE CURRENT OPERATING ENVIRONMENT

In the increasingly mature Spanish market, there have been since the beginning of the year significant changes in the competitive environment, with strong commercial pressure from competitors, both in number portability and in prices. This has prompted the Company to increase customer loyalty actions and traffic promotions and has led to strong pressure on prices in the corporate segment.

On the other hand, the commercial performance observed during the first nine months of the year and at the start of the fourth quarter shows a strong dynamism in the major Latin American markets. This is driven by increased competition - derived from more aggressive commercial policies by existing operators and the entry, in some countries or regions, of new players - and by the macroeconomic stability in the region, which has translated into significant year-on-year growth in the total number of wireless users. This growth, which in most cases has surpassed the most optimistic forecasts, has prompted an upward revision of the growth potential of these markets, both by the Company and by third parties (regulators, investments banks, etc).

In this context, Telefónica Móviles' priority remains to preserve its leadership position in Spain, encompassed with a best in class operating efficiency, which will allow it to continue being a reference in Europe. At the same time, the Company will seek to capture the strong growth opportunities in the different Latin American markets.

All this translates into greater commercial efforts, both in customer acquisition and retention initiatives, with an impact on both commercial expenses and operating revenues (greater traffic promotions and loyalty points, accounted as for lower revenues). This has led the Company to review its outlook for full-year 2004.

REVENUES

The Company estimates that growth in consolidated operating revenues in 2004 will be around 12%-13%3.

In Spain, considering the factors already mentioned, along with lower growth in the active customer base, the higher number of gross adds without handsets and the impact of the 12% reduction in mobile termination rates recently approved by the regulator - to take effect from 1 November- growth rate in both operating and service revenues is expected to exceed 8% in 2004.

EBITDA

The Company estimates the year-on-year growth of consolidated EBITDA in 2004 will be around 3%3.

In Spain, in spite of greater commercial costs over 2003, Telefónica Móviles España reiterates its target of maintaining an EBITDA margin of over 50% for full-year 2004, which will allow it to continue being a reference in Europe.

In Brazil, the stronger growth of the total market and the increasing aggressiveness of competitors, compared to the Company's initial expectations, have prompted Vivo to increase its commercial objectives for 2004. In this scenario, the Company expects to reach an EBITDA margin for full-year 2004, after management fees, of 30%-35%. In spite of the downward revision of margins for the short term, the Company reiterates its goal of achieving EBITDA margins of above 40% in the medium term, once the pace of market growth starts to ease from maximum levels.

In Argentina, higher economic growth and the launch of the GSM network are allowing a significant expansion of the customer base. This leads the Company to expect strong commercial activity in the coming months, which logically should have a significant impact on margins for the full year. Therefore, the Company does not expect any significant contribution from its operations in Argentina to Group EBITDA in 2004.

CAPEX

The Group estimates consolidated CapEx4 of just over 1,500 million euros for full-year 2004, vs. its initial forecast of 1,600 million euros.

Of the total, about 650 million euros will correspond to Telefónica Móviles España. In Mexico, the Company expects to invest slightly above 400 million euros in 2004 to continue expanding its GSM network across the country. In Brazil, CapEx corresponding to 50% of Vivo will stand at about 250 million euros, driven by the strong growth in the customer base. In Argentina, CapEx forecast by TCP Unifón for 2004 stands at 130 million euros and will be used to roll out the new GSM network.

3 Assuming constant exchange rates and excluding changes in the consolidation perimeter with respect to December 2003. Excludes the impact of consolidation of Telefónica Móvil Chile from 1 August 2004 and the assets acquired from BellSouth in Latin America in the fourth quarter of the year.

4 Excludes the impact of consolidation of Telefónica Móvil Chile from 1 August 2004 and the assets acquired from BellSouth in Latin America in the fourth quarter of the year.

BUSINESS PREFORMANCE BY GEOGRAPHIC REGION

SPAIN

Market conditions during the third quarter of 2004 were the same as those observed in the first half of the year, with growing commercial pressure from competitors, mainly focused on number portability actions and on more aggressive pricing in the corporate segment.

In the current market environment, Telefónica Móviles España's commercial strategy has continued to focus primarily on high-value segments and certain niches with strong growth potential, for which several new commercial initiatives have been launched during the quarter.

Telefónica Móviles España ended September with a total customer base of 18.7 million, after reaching 58,000 net adds in the third quarter of 2004. This figure was driven by nearly 270.000 net adds in the contract segment (residential and corporate), which was partly offset by the loss of customers in the prepaid segment partly explained by number portability actions. The weight of the contract segment over the total customer base now stands at 47.5%, 8.2 p.p. higher than at the end of September 2003. Such performance is boosted by ongoing prepaid to contract migrations, with levels over 200,000 migrations per quarter and approximately 780,000 as of September, similar to the figure registered in the first nine months of 2003.

Meanwhile, in line with the Company's customer loyalty strategy, handset upgrades reached close to 2.7 million in the first nine months of the year, which reflects the healthy handset upgrade pace achieved through ongoing initiatives.

Taking into account all its commercial initiatives (gross additions, migrations and handset upgrades), commercial activity as of September 2004 grew 7% vs. the same period of 2003.

In recent months the Company has launched several initiatives aimed at increasing traffic on Telefónica Móviles España's networks, among which we would highlight the specific summer promotion "Mis Favoritos" (where a 3 euros subscription fee entitled any Telefónica Móviles España customer to choose two telephone numbers with whom to speak and send SMS and MMS for just 0.01 euros/min.). The Company has also launched the "Número Internacional Activa" initiative to meet the communication needs of the growing number of foreign residents in Spain. Finally, the "Sub-26" rate was launched, offering very attractive terms for customers under the age of 26.

Thanks to these initiatives and the overall increase in customer usage, traffic carried on Telefónica Móviles España's networks increased by 12% in the third quarter of 2004 vs. third quarter of 2003 and 5% over the second quarter of 2004, with an accumulated increase of 14% in the first nine months of 2004.

MOU as of September 2004 was 128 minutes (138 in the third quarter of 2004).

Regarding data services, customer usage continues to increase: more than 2.8 million customers used web browsing with GPRS technology in September, more than 800,000 customers carried multimedia messages (MMS) and half a million used its i-mode service.

Also of note is the Ring-Back Tones service, launched during the second quarter as a pioneer service in Spain, under the commercial name "Ya Voy", which at the end of September already had close to 700,000 users, who pay a monthly fee to maintain the service.

New data and content services launched recently include a new Single European Data Tariff for Internet, Intranet and WAP traffic via GPRS within the SET (Single European Tariff) zone, which comprises most western European countries, and also allows for a single voice tariff for Telefónica Móviles España customers using Roaming services.

It is also worth highlighting the launch of other new services in Spain, such as "SMS Sorpresa" and multimedia soccer services (videos and photos of goals, live scores from the Spanish league, etc.). Telefónica Móviles España has also launched pioneering telesurveillance and remote control services allowing users to watch on their handset online images captured with a webcam. Also worth noting is the collaboration between Telefónica Móviles España and ONCE, the Spanish National Organization for the Blind, to launch a lottery service based on GPRS handsets, a service already available nationwide with more than 6,000 GPRS mobile handsets managed through Telefónica Móviles España's network.

All these factors have led to a healthy growth in data revenues to 721 million euros in the first nine months of 2004 (+15% vs. the figure as of September 2003). Data ARPU totaled 4.2 euros as of September 2004.

ARPU performed positively, reaching 32.4 euros as of September 2004 and 35.0 euros in the third quarter of 2004.

Highlights of Telefónica Móviles España's financial results in the period are as follows:

  Operating revenues rose 7.1% year-on-year in the third quarter of 2004 to 2,139 million euros, with a 10.5% increase in the first nine months of 2004 vs. the first nine months of 2003.

By components, service revenues (1,953 million euros in the third quarter of 2004) showed a slight improvement in its year-on-year growth rate, with a 8.0% increase vs. the third quarter of 2003 (+7.1% in the second quarter of 2004 vs. the second quarter of 2003). Total service revenues as of September 2004 stood at 5,433 million euros, 9.3% higher than in the same period of 2003.

Handset sale revenues stood at 186 million euros in the third quarter of 2004, slightly below the third quarter of 2003, but were up 23% year-on-year at the end of September 2004.

  Due to the stronger commercial activity in the market and the Telefónica Móviles España's greater focus on subscriber acquisition and retention initiatives, the weight of subscriber acquisition and retention costs over operating revenues stood at 8.3% in the third quarter of 2004 (+1.5 p.p. vs. the third quarter of 2003) and 8.2% as of September 2004 (+1.3 p.p. vs. the figure as of September 2003). This increased effort was primarily driven by the increasing weight of number portability initiatives, which bear a high commercial cost, and the efforts made in subscriber acquisition and retention activities this summer.

  EBITDA in the third quarter of 2004 was 1,137 million euros, an increase of 4.2% vs. the third quarter of 2003. EBITDA at the end of September was 3,195.6 million euros (+7.7% vs. the first nine months of 2003).

The EBITDA margin was 53.2% in the third quarter of 2004 and 52.9% as of September 2004 (-1.4 p.p. vs. the figure as of September 2003), despite the Company's greater commercial activity.

Once again this quarter, we note that since March 1st 2004, the fee for using the UMTS spectrum has no longer been capitalized, nor have the other expenses related to this technology. Additionally, UMTS-related expenses capitalized up to now have started being depreciated, with a 31 million euros impact on depreciation.

  CapEx as of September 2004 totaled 439 million euros, driven by the rollout of the UMTS network, which accounted for nearly one third of total CapEx in the period.

MOROCCO

Médi Telecom ended September with 2.572 million customers, an increase of 37.9% year-on-year and 20% vs. the second quarter of 2004.

The third quarter of 2004 featured stronger commercial activity as a result of the launch of new packs and the summer campaigns. Net adds in the quarter amounted to 424,000 customers, 4 times higher than in the second quarter of 2004 and the third quarter of 2003.

As for financial results, revenues and EBITDA continued to advance, driven by customer and traffic growth. At the end of September, operating revenues, in euro terms, grew 23% year-on-year to 248 million euros (100 million euros in the third quarter of 2004). EBITDA as of September of 2004 was 103 million euros, 51% higher than in the same period of last year (38 million euros in the third quarter of 2004, once again marking an improvement on the previous quarter).

The third quarter of 2004 EBITDA margin is affected by the high level of commercial activity in the quarter, standing at 38% (41.5% as of September 2004).

Thanks to this performance and the CapEx containment, operating cash flow reached 66 million euros at the end of September 2004, double the total for all of 2003.

LATIN AMERICA

Brazil

In spite of the seasonality of the period following the strong commercial campaigns for Mothers' Day and Valentine's Day in the second quarter of 2004, the Brazilian cellular market continued to post strong growth rates for another quarter.

Wireless penetration rate reached over 33% at the end of September, compared to 30% in June (with 35% penetration in Vivo's areas of operation).

In a context of a rapidly expanding market, with increased commercial efforts by all operators, Vivo maintains its leadership positioning, ending September 2004 with a total customer base of 24.6 million (+33.4% compared with September 2003 and 5% compared with June 2004). Net adds in the quarter stood at more than 1.1 million customers, driven by the Father's Day campaign in August (although below the 1.6 million in the second quarter of 2004 due to the aforementioned seasonality of the third quarter, and compared with 0.95 million in the third quarter of 2003).

At the end of third quarter of 2004 Vivo's estimated average market share was 42% for Brazil as a whole and 53% in its areas of operation.

As for customer usage, blended MOU in the third quarter of 2004 was 87 minutes, while blended ARPU was 32 reais.

MOU and ARPU's year-on-year performance was shaped by the sharp growth in the total customer base -mostly in the prepaid segment- increased traffic promotions and the impact on incoming traffic of the blocking of fixed-to-mobile calls by fixed line operators. Prepaid customers accounted for 80% of total customers at the end of September 2004, vs. 74% in the third quarter of 2003. Comparison with the second quarter of 2004 is also affected by the higher weight of the prepaid segment in the customer base.

Regarding Vivo's financial results, accumulated operating revenues as of September 2004 showed a 21% year-on-year increase in local currency, driven by higher service revenues and the growth of the customer base. Excluding TCO's contribution during the first four months of 2004, operating revenues would have grown 11.5% vs. in the first nine months of 2003 in local currency. The impact of the competitive environment on the growth of revenues, with a higher volume of traffic promotions in 2004, must be taken into account, as well as the impact of the migration to SMP from July 2003.

EBITDA year-on-year growth as of September 2004 stood at 8.7% in local currency. Excluding TCO's contribution during the first 4 months of 2004, EBITDA would have decreased 1.6% in local currency, on the back of greater commercial activity vs. the same period of 2003 and a tougher competitive environment.

As a result, the EBITDA margin after management fees was 31.9% in the third quarter of 2004 and 34.4% as of September 2004. The almost stable margin in the third quarter of 2004 vs. the second quarter of 2004, despite lower net adds, is due to the increase in per unit subscriber acquisition costs deriving from tougher competition.

Excluding the impact of higher commercial costs, the performance of adjusted5 margin (60.7% as of September 2004 vs. 57.6% as of September 2003) reflects the improvement in operating efficiency and the economies of scale from the integration of the different operators under the single Vivo umbrella.

Finally, total CapEx at the end of September 2004 stood at 169 million euros, driven by investments to boost the capacity of the operators' networks in order to meet the growth of the customer base and by the further rollout of Vivo's 1XRTT networks.

5 EBITDA margin excluding commercial and advertising costs, over service revenues. For comparison purposes in the first nine months of 2003 includes TCO from 1 January 2003.

Mexico

As a result of Telefónica Móviles México (TMM)'s efforts to extend its distribution network and improve its efficiency, and to expand the coverage of its GSM network, the Company continued to make progress in capturing new customers. In the third quarter of 2004 net adds reached 415,000, a sharp increase vs. the second quarter of 2004 (+35%) and more than double net adds in the third quarter of 2003.

TMM's total customer base at the end of September was close to 4.5 million, with growth accelerating compared with previous quarters (+8% in the second quarter of 2004 vs. the first quarter of 2004 and +10% in the third quarter of 2004 vs. the second quarter of 2004).

Note also the positive results in the contract segment, with a clear change in trend. This is the first quarter with positive net adds (an increase of 20% in the customer base vs. the second quarter of 2004), driven by the good acceptance of the new commercial offers for the residential and corporate segments.

As for traffic, MOU in the third quarter of 2004 was 60 minutes (-2.2% vs. the second quarter of 2004) and ARPU was 172 Mexican pesos (stable from the second quarter of 2004).

Regarding financial results, we would highlight the positive performance of operating revenues in local currency in the third quarter of 2004 vs. the second quarter of 2004 (+5.6%) boosted by the improvement in service revenues, which were up 8.4% over the second quarter of 2004, driven by the growth of the customer base.

Despite the more intense commercial activity vs. the second quarter of 2004, EBITDA losses were 22 million euros in the third quarter of 2004, a 30% decline vs. the second quarter of 2004 thanks to the Company's cost control policies. As of September of 2004, TMM posted an EBITDA loss of 101 million euros.

Total CapEx in the first nine months of 2004 was 287 million euros. TMM's GSM network now reaches 189 cities, a level of population that represents 74% of the national GDP.

Meanwhile, at the beginning of October TMM sought authorization from the Mexican telecommunications authorities (COFETEL) to bid for the new PCS frequencies.

Argentina

The Argentine cellular market continued to show rapid growth in the third quarter of 2004, driven by increased commercial activity from all operators and the rollout of GSM networks. The estimated penetration rate at the end of the third quarter of 2004 was 29%, compared with 25% in June 2004 and 19% in the third quarter of 2003.

In line with the Company's strategy to improve its competitive positioning and as a result of the increase in the number of points of sale, the marketing campaigns directed to capturing the growth in the market and the rollout of GSM in new cities, Unifón recorded net adds of 417,000 customers in the third quarter of 2004, doubling the figure obtained in the second quarter of 2004 and five times higher than in the third quarter of 2003.

At the end of September 2004, Unifón's customer base stood at 2.6 million, a year-on-year increase of 54.3% and 19% more than in the second quarter of 2004. Growth was driven by GSM customers, which accounted for 17% of the total customer base at the end of the third quarter of 2004. We would also highlight the advance in the contract segment, which accounted for more than 36% of Unifón's customer base at the end of September (31% in the third quarter of 2003).

Continuing with the trend seen in previous quarters, and underpinned by campaigns aimed at boosting the usage of voice and data services, customer usage ratios are improving despite the significant growth in the customer base. MOU increased by 28% vs. the third quarter of 2003, fuelled by growth in both incoming and outgoing traffic, leading ARPU to increase by 19% vs. the third quarter of 2003 and 8% vs. the second quarter of 2004 to 45 Argentinean pesos.

In terms of financial results, at the end of September Unifón recorded a 54.3% year-on-year increase in operating revenues, in pesos, driven by growth in its customer base, higher traffic and the increase in handset sales.

The higher commercial activity, the increased competitive pressure and those costs associated with GSM, have led the company post an EBITDA loss in the third quarter of 2004. EBITDA in local currency in the first nine months of 2004 was 58% lower than in the first nine months of 2003 and EBITDA margin was 8.2% in the first nine months of 2004 (29.8% in the first nine months of 2003).

As for CapEx, the company has continued the roll out of its GSM network in the third quarter of 2004, which now reaches a population coverage of 80% of the national GDP. Total CapEx through September was 71 million euros.

Peru

Telefónica Móviles Perú continued to lead the strong growth of the Peruvian cellular market in the third quarter of 2004, with net adds of 171,000 customers (+6% vs. the second quarter of 2004 and 2.7x higher than in the third quarter of 2003.

The strong rate of commercial activity has continued in the quarter, with an acceleration in the growth of the customer base both in the contract (+15% vs. the third quarter of 2003) and the prepaid segment (+52% vs. the third quarter of 2003). Telefónica Móviles Perú ended September 2004 with 1.97 million customers, with year-on-year growth of 43.8%.

As regards financial results, Telefónica Móviles Perú's operating revenues in local currency grew 6.5% in the first nine months of 2004 vs. the same period of last year, driven by the increase in the customer base and growth in outgoing and on-net traffic. These were partly offset by the lower interconnection revenues due to the decline in traffic from fixed networks and the reduction of fixed to mobile tariffs.

It is worth highlighting that despite the more intense commercial activity in the third quarter of 2004, the EBITDA margin for the quarter stood at 26.7%, higher than the margin registered in previous quarters thanks to cost control policies.

As a result of the intense commercial activity, operating expenses increased, leading to 22.9% decline in EBITDA vs. the cumulative figure as of September 2003 in local currency. EBITDA margin as of September 2004 stood at 26.2% vs. 36.2% as of September 2003.

Chile

The acquisition of 100% of Telefónica Móvil Chile, which was already managed by Telefónica Móviles, was completed on July 23rd.

In a context of a sharp growth in the Chilean market, the Company continued to lead customer acquisition in the third quarter of 2004, obtaining net adds of 263,000 customers vs. 86,000 in the third quarter of 2003 and 238,000 in the second quarter of 2004. As a result, the total number of customers stands at 3 million at the end of September. Once again, it is worth highlighting the steady increase in the GSM customer base, which already accounts for 39% of the total customer base, with nearly 1.2 million customers.

As regards financial results, the increase in the customer base and in outgoing traffic drove revenue growth in local currency vs. the first nine months of 2003, more than offsetting lower interconnection revenues due to the reduction in mobile interconnection tariffs. EBITDA growth was underpinned by the strong commercial activity compared with the previous year.

As for TM Chile's contribution to Group results in 2004, which includes the months of August and September, it amounted to 63 million euros in operating revenues and 15.7 million euros in EBITDA, with an EBITDA margin of 24.8%.

Guatemala and El Salvador

The total customer base managed by Telefónica Móviles' operators in Guatemala and El Salvador at the end of September 2004 stood at 632,000 (298,000 in Guatemala and 335,000 in El Salvador), a year-on-year increase of 70.5%.

The acceleration in customer acquisition has continued in both countries in the third quarter of 2004, with combined net adds of 101,000 customers in the quarter, (71,000 in the second quarter of 2004 and 12,000 in the third quarter of 2003) driven by the prepaid segment.

Regarding financial results, at the end of September 2004, total operating revenues for both companies grew by 19.6% in constant euros as a result of the larger customer base. The EBITDA margin is impacted by the increased commercial activity, resulting in a 13.9% reduction in constant euros in the cumulative EBITDA.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	September
	2004	% Chg 04/03
T Móviles España (1)	18,697	n.c.
Contract	8,872	n.c.
Prepaid	9,824	n.c.
Brasilcel	24,645	0.3
Contract	4,989	0.1
Prepaid	19,657	0.4
TCP Argentina	2,606	0.5
Contract	945	0.8
Prepaid	1,661	0.4
T Móviles Perú	1,966	0.4
Contract	339	0.1
Prepaid	1,627	0.5
TEM El Salvador	335	0.4
Contract	76	0.3
Prepaid	258	0.5
TEM Guatemala	298	1.2
Contract	53	0.2
Prepaid	245	1.6
NewCom Wireless Puerto Rico (2)	158	(0.1)
Contract	113	0.1
Prepaid	44	(0.4)
Telefónica Móviles México	4,495	0.6
Contract	260	(0.0)
Prepaid	4,235	0.7
Medi Telecom	2,572	0.4
Contract	127	(0.1)
Prepaid	2,445	0.4
Telefónica Móvil Chile (3)	3,002	0.5
Contract	460	0.0
Prepaid	2,542	0.6
Total Managed	58,773	0.2

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Costumer base net of 1.3 million inactive prepaid SIM cards no longer included in the reported costumer base. For reporting purposes and regarding all the operating metrics this adjustment has been made from 1 April 2004, in accordance with the decision adopted by the Company as of June 2004.
(2) Managed by TEM until October.
(3) TM Chile has been incorporated into the consolidation perimeter of Telefónica Móviles Group as of August 2004. In 2003, Telefónica Móviles just managed the company.

CELLULAR BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September
	2004	2003	% Chg
Telefónica Móviles España
Operating revenues	6,042.9	5,467.2	10.5
EBITDA	3,195.6	2,966.9	7.7
EBITDA margin	52.9%	54.3%	(1.4 p.p.)
Brasilian companies (1)
Operating revenues	1,118.5	973.3	14.9
EBITDA	385.2	373.2	3.2
EBITDA margin (1)	34.4%	38.3%	(3.9 p.p.)
Telefónica Móviles México
Operating revenues	456.8	380.8	20.0
EBITDA	(101.0)	(50.4)	100.2
EBITDA margin	(22.1%)	(13.2%)	(8.9 p.p.)
TCP Argentina
Operating revenues	239.6	169.7	41.2
EBITDA	19.6	50.6	(61.3)
EBITDA margin	8.2%	29.8%	(21.7 p.p.)
Telefónica Móviles Perú
Operating revenues	183.9	182.7	0.6
EBITDA	48.2	66.1	(27.2)
EBITDA margin	26.2%	36.2%	(10.0 p.p.)
Telefónica Móviles Guatemala and El Salvador
Operating revenues	132.7	123.1	7.8
EBITDA	17.0	21.9	(22.4)
EBITDA margin	12.8%	17.8%	(5.0 p.p.)
Telefónica Móvil Chile
Operating revenues	276.1	239.3	15.4
EBITDA	65.9	82.6	(20.2)
EBITDA margin	23.9%	34.5%	(10.7 p.p.)

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Year over year comparision is affected by TCO incorporation from May 2003.

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	8,236.4	7,303.8	12.8	2,948.5	2,667.9	10.5
Operating expenses	(4,740.0)	(3,953.5)	19.9	(1,692.0)	(1,427.9)	18.5
Other net operating income (expense)	31.2	18.4	69.8	0.3	1.7	n.s.
EBITDA	3,527.6	3,368.7	4.7	1,256.8	1,241.7	1.2
Depreciation and amortization	(1,103.4)	(1,072.2)	2.9	(385.2)	(347.4)	10.9
Operating profit	2,424.1	2,296.5	5.6	871.6	894.2	(2.5)
Profit from associated companies	(30.1)	(56.8)	(47.0)	(9.1)	(9.1)	(0.3)
Financial net income (expense)	(235.0)	(259.0)	(9.3)	(82.6)	(101.9)	(19.0)
Amortization of goodwill	(59.7)	(74.3)	(19.6)	(21.1)	(27.8)	(24.0)
Extraordinary net income (expense)	(23.0)	5.8	c.s.	(8.4)	(0.2)	n.s.
Income before taxes	2,076.4	1,912.2	8.6	750.4	755.3	(0.6)
Income taxes	(721.2)	(666.7)	8.2	(283.0)	(277.8)	1.9
Net income before minority interests	1,355.2	1,245.5	8.8	467.4	477.5	(2.1)
Minority interests	1.3	12.0	(89.2)	(0.1)	1.2	c.s.
Net income	1,356.5	1,257.5	7.9	467.4	478.7	(2.4)

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	8,447.1	7,539.4	12.0	2,988.9	2,756.7	8.4
Internal expend capitalized in fixed assets (1)	53.6	55.8	(3.9)	16.9	15.5	9.5
Operating expenses	(4,881.6)	(4,095.7)	19.2	(1,713.5)	(1,484.5)	15.4
Other net operating income (expense)	(41.3)	(48.3)	(14.5)	(23.7)	(11.3)	109.7
EBITDA	3,577.8	3,451.3	3.7	1,268.6	1,276.3	(0.6)
Depreciation and amortization	(1,161.5)	(1,135.9)	2.3	(397.4)	(371.6)	6.9
Operating profit	2,416.3	2,315.4	4.4	871.3	904.7	(3.7)
Profit from associated companies	(31.5)	(56.8)	(44.6)	(9.3)	(9.1)	2.6
Financial net income (expense)	(249.4)	(286.0)	(12.8)	(83.8)	(111.8)	(25.1)
Amortization of goodwill	(67.5)	(84.4)	(20.0)	(22.6)	(31.5)	(28.4)
Extraordinary net income (expense)	(22.7)	5.5	c.s.	(8.6)	(0.5)	n.s.
Income before taxes	2,045.2	1,893.6	8.0	747.0	751.8	(0.6)
Income taxes	(717.1)	(666.7)	7.6	(282.3)	(281.5)	0.3
Net income before minority interests	1,328.2	1,227.0	8.2	464.7	470.3	(1.2)
Minority interests	15.7	22.5	(30.1)	1.4	5.2	(74.0)
Net income	1,343.9	1,249.4	7.6	466.1	475.5	(2.0)

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the first nine months of 2004, the TPI Group's operating revenues increased by 5.9% to 445.3 million euros, despite the negative performance of local currencies against the euro in Latin America. The Group's EBITDA amounted to 161.2 million euros, 16.7% higher than the figure for the same period of 2003 and net profit grew by 29.6% up to 92.1 million euros. These results are explained by:

  The good performance of advertising revenues in Spain, which improved by 3.8% compared to the same period of 2003 up to 290.5 million euros.

  The revenues of Publiguías, our Chilean subsidiary, which decreased by 1.6% in local currency, as a result of the non publication of Adenda, the addendum of the Santiago de Chile residential White Pages directory, a biannual book. However, advertising revenues grew by 4.5% in local currency and EBITDA improved 9.5% also in local currency, with an increase of 4.6 percentage points in the EBITDA margin up to 44.7%.

  The decrease in total revenues and EBITDA of TPI Brazil of 17.1% and 14.4% respectively in local currency, due to higher bad debt provisions, and despite the good behavior experienced by the publication of books during the third quarter, whose revenues climbed by 4.5% like for like.

  The increase in total revenues at TPI Peru of 7.1% in local currency. EBITDA rose by 51.5% in local currency due to efficiencies in costs.

Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated to year end. Likewise, the positive evolution of the company allows us to confirm that the initial forecasts of its main financial aggregates up to year-end announced during the first quarter will be exceeded at constant exchange rates in revenues (3-5%) and EBITDA (9-11%).

TPI Spain, which includes the revenues of TPI Edita (former Goodman Business Press), contributed with 77.6% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 130.8 million euros (81.1% of total). TPI Spain revenues rose by 9.4% to 346.1 million euros, triggered mainly by three main factors:

  The organic growth, like for like, of 2.0% and 5.2% experienced by the 81 Yellow Pages directories (vs. 77 directories in 3Q03) and the 45 White Pages directories (vs. 46 directories in 3Q03), respectively published.

  The 13.4% revenues growth registered by the Internet business line to 21.6 million euros.

  And the strong performance achieved by the telephony traffic business line (11888), whose revenues soared by more than two times fold those of the previous year (x 2.4 times), reaching 33.6 million euros.

Latin America contributed the remaining 22.6% of revenues and 18.9% of EBITDA (positive EBITDA of 30.5 million euros, up 17.9% from the same period of 2003). TPI Chile was the biggest Latin American contributor to both revenues (56.8 million euros, 56.3% of total) and EBITDA (25,4 million euros, 83.3% of total).

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during the first nine months of 2004 an increase in total revenues of 6.2% up to 452.3 million euros compared with the first nine months of 2003. EBITDA amounted 162.1 million euros, representing a year-on-year increase of 17.1%.

TPI - PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January - September
	2004	2003	% Chg
Books Published
Yellow Pages*	81	77
White Pages	45	46

(Euros in millions)
Revenue Breakdown (1)	343.9	314.3	9.4
Advertising	290.5	279.8	3.8
Publishing	263.6	257.2	2.5
Yellow Pages	210.2	207.4	1.3
White Pages	50.6	48.9	3.5
Verticals	2.0	0.0	n.s.
Europages	0.9	0.9	1.7
Internet	21.6	19.0	13.4
Operator Assisted Yellow Pages	3.2	2.8	14.7
Others	2.2	0.9	152.9
Telephony Traffic	33.6	13.9	140.7
Operator	18.6	18.8	(0.9)
Others	1.2	1.8	(36.4)

*Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. results. TPI Edita (former Goodman Business Press) is not included.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	445.3	420.4	5.9	229.5	228.9	0.3
Operating expenses	(284.1)	(282.3)	0.6	(127.6)	(133.3)	(4.3)
EBITDA	161.2	138.1	16.7	101.9	95.6	6.6
Depreciation and amortization	(16.0)	(19.0)	(15.8)	(5.5)	(6.6)	(15.9)
Operating profit	145.2	119.1	21.9	96.4	89.0	8.3
Profit from associated companies	(0.5)	(1.0)	(50.0)	(0.1)	(0.3)	(50.3)
Financial net income (expense)	(1.5)	(2.7)	(44.9)	0.4	(1.0)	c.s.
Amortization of goodwill	(5.3)	(2.3)	138.6	(3.1)	(0.8)	n.s.
Consolidation adjustments	0.0	0.6	n.s.	0.0	0.0	n.s.
Extraordinary net income (expense)	(0.4)	(1.1)	(64.1)	(0.1)	(1.0)	(87.5)
Income before taxes	137.5	112.5	22.2	93.3	85.9	8.6
Income taxes	(45.9)	(38.0)	20.9	(28.9)	(26.4)	9.5
Net income before minority interests	91.6	74.6	22.8	64.4	59.5	8.2
Minority interests	0.5	(3.5)	c.s.	0.0	(9.1)	c.s.
Net income	92.1	71.1	29.6	64.4	50.4	27.6

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	452.3	425.8	6.2	232.1	230.1	0.9
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(267.5)	(264.5)	1.1	(118.7)	(122.6)	(3.2)
Other net operating income (expense)	(22.8)	(22.8)	(0.3)	(11.3)	(11.9)	(5.2)
EBITDA	162.1	138.4	17.1	102.1	95.6	6.8
Depreciation and amortization	(16.6)	(19.7)	(15.5)	(5.8)	(6.8)	(14.7)
Operating profit	145.4	118.8	22.5	96.3	88.8	8.5
Profit from associated companies	(0.5)	(1.0)	(50.0)	(0.1)	(0.3)	(50.3)
Financial net income (expense)	(3.8)	(6.0)	(35.6)	(0.5)	(1.7)	(68.7)
Amortization of goodwill	(5.3)	(1.7)	207.2	(3.1)	(0.8)	n.s.
Extraordinary net income (expense)	(1.1)	(1.9)	(43.4)	(0.6)	(1.5)	(57.2)
Income before taxes	134.8	108.3	24.5	91.9	84.6	8.6
Income taxes	(45.9)	(38.0)	20.9	(28.9)	(26.4)	9.5
Net income before minority interests	88.9	70.3	26.5	63.0	58.2	8.3
Minority interests	0.6	(3.5)	c.s.	0.0	(9.0)	c.s.
Net income	89.5	66.8	34.0	63.0	49.1	28.2

Note: Telefónica Directories Business includes Telinver (Argentina).
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TERRA NETWORKS GROUP

In the first nine months of 2004, the operating revenues obtained by Terra Networks amounted 406.3 million euros, representing an increase of 4.2% over the same period of the previous year. Excluding the negative impact in exchange rates fluctuations, total revenues would increase 8.8%.

During the first nine months of 2004, it should be mentioned that almost every business line has shown an increase in revenues helped by the growth in every country client base. The Strategic Alliance with Telefónica has continued to progress during the third quarter, reaching an accumulated revenue figure of 89.5 million euros at the end of September compared with 65.8 million euros obtained in the same period of 2003.

The revenues breakdown by business line was as follows: 43.3% Access revenues (+9.3% y-o-y), 23.6% Advertising and Online revenues (-3.4% y-o-y), 22.8% Communication, Portal and Contents services revenues (+4.5% y-o-y) and the remaining 10.3% Corporate Services and others revenues (+1.5% y-o-y).

Regarding the geographical revenues breakdown, Spain continues to be the biggest contributor, weighting 42.6% of total revenues (up from 35.8% of total revenues in the same period of 2003), followed by Brazil with 25.9% of total revenues (down from 27.1% in the same period of 2003) and USA including One Travel with 19.6% of total revenues (down from 24.0% in the same period of 2003). The remaining 11.9% mainly comes from México (5.6%) and Chile (4.7%).

During this nine month period, Spain experienced a year over year revenues growth of 24.0% to 173.5 million euros, mainly due to the growth registered in Terra España in both access (+15.1%) and CSP/Portal (+44.9%) revenues. On September the 30th 2004, Terra España accounts for 350,132 paying subscribers, of which 159,369 are narrowband clients and 190,763 are broadband clients. Moreover, Terra España has 1.9 million paying customers that have signed up for OBP products. During this third quarter, particular mention should be made for the new products and services launched, in particular the "Technical Support" tool, which allows ADSL clients to extract a diagnostic of the PC, internet connection and email, as well as the company's commitment to start duplicating ADSL speed to all its clients as for September the 29th.

Brazil revenues stood at 105.4 million euros, in line with the revenues registered in the first nine months of 2003 (+4.7% in local currency). Terra Brazil accounts for more than 1.2 million paying access subscribers, of which 645,722 are broadband clients. The company continues to maintain its leadership in Brazil in access paying subscribers in Internet. Moreover, important companies such as VISA, Johnson & Johnson, Nike, Dell, Banco Itau y Americanas are among the main advertisers within Terra Brazil's client portfolio.

EBITDA for the first nine months of 2004 stood at 4.3 million euros, representing a positive EBITDA margin of 1.1% (vs. -12.1% for the same period of 2003), compared with the negative 47.1 million euros reached in the first nine months of 2003. This margin improvement has been possible through savings obtained in all operating expenses. The Alliance with Telefónica registered coverage of the value committed for the whole year (78.5 million euros) of 68.2%.

At the end of September 2004, Terra Networks's client base reached 6.1 million paying subscribers (+32.8% over the same period of 2003). Access clients account for 1.8 million, of which more than 965,000 are broadband clients (+77.7% y-o-y).

It should be mentioned that 69.7% of the company's total paying customers had signed up for OBP products, consisting of either communication or portal products (CSPs or OBPs). These clients have increased 40.9% in the last twelve months, largely due to the Strategic Alliance with Telefónica.

At the end of September 2004, Terra Networks had a net cash position of 471 million euros.

On June the 30th 2004, the reduction of the stock capital approved during the Ordinary General Meeting of Shareholders held on 22nd June 2004 was executed by means of the amortization of 26.526.402 own shares. As a result, the share capital of the company stands at 574.941.513 shares with a nominal value of two euros.

On July the 30th 2004, took place the cash dividend payment, against paid-in capital reserves, of two euros per each of the shares in circulation approved during the Ordinary General Meeting of Shareholders held on 22nd June 2004.

On August the 2nd 2004, Terra Networks, S.A has closed the sale of Lycos, Inc. to Daum Communications Corp, the Korean portal leader. However, the execution of the stock purchase agreement has been carried out on October 5, 2004, once the administrative authorizations that might be necessary, and in particular, the approval by the US authorities for the Defense of Competition have been obtained.

TERRA NETWORKS GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	September
	2004	2003	% Chg
Total Pay Subscribers	6,110.1	4,602.4	32.8
Access	1,849.6	1,578.5	17.2
Narrowband	884.4	1,035.3	(14.6)
Broadband	965.3	543.2	77.7
OBP (CSP/Portal)	4,260.5	3,024.0	40.9
Broadband Access Subscribers by Country	965.3	543.2	77.7
Spain	190.8	142.9	33.5
Latin America	774.5	400.3	93.5
Employees (units)	1,995	2,269	(12.1)

TERRA NETWORKS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	406.3	390.1	4.2	132.4	137.3	(3.6)
Internal expend capitalized in fixed assets (1)	0.7	0.7	(4.8)	0.1	0.1	27.0
Operating expenses	(396.2)	(432.0)	(8.3)	(128.1)	(145.8)	(12.1)
Other net operating income (expense)	(6.4)	(5.8)	9.2	(2.4)	(2.0)	18.3
EBITDA	4.3	(47.1)	c.s.	2.0	(10.5)	c.s.
Depreciation and amortization	(48.2)	(57.2)	(15.6)	(9.5)	(19.7)	(51.6)
Operating profit	(43.9)	(104.3)	(57.9)	(7.5)	(30.1)	(75.0)
Profit from associated companies	(12.9)	(15.0)	(14.4)	(4.8)	(6.4)	(25.0)
Financial net income (expense)	16.3	27.1	(39.6)	(1.1)	5.6	c.s.
Amortization of goodwill	(59.0)	(62.4)	(5.4)	(19.6)	(20.2)	(3.0)
Extraordinary net income (expense)	(29.7)	17.4	c.s.	(5.3)	11.6	c.s.
Income before taxes	(129.1)	(137.2)	(5.9)	(38.4)	(39.5)	(2.9)
Income taxes	29.3	(0.2)	c.s.	10.3	(0.1)	c.s.
Net income before minority interests	(99.8)	(137.4)	(27.4)	(28.0)	(39.6)	(29.2)
Minority interests	2.9	0.4	n.s.	0.4	0.4	1.4
Net income	(96.9)	(137.0)	(29.3)	(27.6)	(39.1)	(29.5)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

During the third quarter of 2004, the Atento Group reinforced its commercial activity, as shown in the evolution of its different commercial agreements. Thus, operations with VIVO and Unibanco in Brazil continued to grow steadily, and services provided to Banco do Brasil showed an increase due to the impact of the strike in the banking sector. In Spain, the good progress of operations with BBVA remained and services with Gas Natural rose above expectations. In Mexico, services with Amex were consolidated and increased with Santander Group through new card sales campaigns, as well as signing contracts with Infonatel and British American Tobacco. In Puerto Rico, the company continued its good relationship with AT&T. In Chile, increased sales from Correos de Chile and Autopista Central were registered. In Venezuela, a contract was signed with Electricidad de Caracas and Seguros Venezuela; and finally, Atento Colombia reached a global agreement with Microsoft.

Atento Group operating revenues for the first nine months of 2004 amounted to 432.9 million euros, 21.4% more than in the same period of 2003. This increase is primarily explained by the higher contribution of Atento España (revenues +27.5% year-on-year), Atento Brasil (revenues +16.8% year-on-year) and Atento México (revenues +56.6% year-on-year). Excluding the negative exchange rate effect, revenues would have increased to 26.0%. During the third quarter of the year, year-on-year revenues growth rate accelerated versus the first and second quarter, respectively (in the third quarter +33.8%, in the second quarter +21.7%, in the first quarter +9.4%). Furthermore, revenues for July-September 2004 are the highest in the history of the Atento Group for a single quarter.

Regarding the revenues breakdown, the contribution of clients outside the Telefónica Group continued its upward trend, reaching 44% of total revenues as of September 2004, compared with 38% in December 2003, as a result of the aforementioned commercial progress.

By countries, Spain and Brazil both contributed with 72% of total revenues, 1 percentage point more than in September of the previous year as a result of the positive contribution of Spain (+2 percentage points to 39.2%) and the negative contribution of Brazil (-1 percentage points to 32.9%). Regarding the rest of the countries, Mexico increased its contribution (6.7% vs. 5.2% a year ago), as did Puerto Rico (2.9% vs. 1.9% twelve months ago) and Argentina (2.6% vs. 1.8% in September 2003).

Operating expenses totaled 370.0 million euros, 16.7% higher than during the period January-September 2003 (+21.2% in constant euros) due to the increase in personnel expenses (+20.1%) related to the higher activity. The growth trend of operating expenses is reflected in the third quarter, exceeding by 31.2% those obtained during the same period of 2003.

As a result of this evolution of revenues and expenses, EBITDA for the first nine months of 2004 stood at 64.9 million euros, a 58.5% year-on-year increase (+68.4% excluding the forex effect). EBITDA margin rose to 15.0%, a 3.5 percentage point improvement on the figure registered twelve months ago. During the period July-September 2004, the EBITDA margin stood at 15.7%, 2.1 percentage points above that registered in the third quarter of 2003. These margins place the Company among the most profitable companies in the "Contact Center" sector.

The operating profit at the end of September 2004 reached 36.7 million euros compared with the 0.2 million euros registered during the same period in 2003. This significant improvement was due to the increase in EBITDA and the decrease in depreciation (-30.7% year-on-year) due to the degree of maturity achieved in operations.

Net income for the first nine months of the year amounted to 11.3 million euros (-19.2 million euros in the first nine months of 2003). This is the fourth consecutive quarter that the Company has recorded a positive net result.

At operating level, Atento Group had 29,245 positions in place at September 30th 2004, compared with 25,700 positions at December 31st 2003 and 24,635 positions twelve months ago. The average number of occupied positions for the nine months was 21,276, representing a level of occupation of 78%, an increase of 2 percentage points from the same period of the previous year.

Accumulated CapEx at the end of the third quarter totaled 14.5 million euros, showing a year-on-year increase of 62.2%, mainly due to the investments made by Atento Brazil to attend new services and clients, the opening of new platforms in Spain to attend to new services and the implementation of the new call center in Chile (Vicuña) and Mexico (Puebla).

Finally, it is important to highlight that operating free cash flow (EBITDA-CapEx) to September reached 50.4 million euros compared with the 32.0 million euros registered in the same period of 2003.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	432.9	356.6	21.4	153.5	114.8	33.8
Operating expenses	(370.0)	(317.1)	16.7	(129.9)	(99.0)	31.2
Other net operating income (expense)	2.1	1.5	38.3	0.4	(0.1)	c.s.
EBITDA	64.9	41.0	58.5	24.1	15.6	54.0
Depreciation and amortization	(28.2)	(40.7)	(30.7)	(8.8)	(13.3)	(33.6)
Operating profit	36.7	0.2	n.s.	15.3	2.4	n.s.
Financial net income (expense)	(13.3)	(24.1)	(44.7)	(3.8)	(7.0)	(45.2)
Amortization of goodwill	(4.5)	(5.2)	(13.4)	(1.4)	(1.7)	(20.2)
Extraordinary net income (expense)	(4.3)	2.0	c.s.	(0.3)	0.8	c.s.
Income before taxes	14.6	(27.2)	c.s.	9.8	(5.6)	c.s.
Income taxes	(2.3)	8.3	c.s.	(0.3)	1.5	c.s.
Net income before minority interests	12.3	(18.9)	c.s.	9.5	(4.1)	c.s.
Minority interests	(1.0)	(0.4)	173.9	(0.4)	(0.3)	54.9
Net income	11.3	(19.2)	c.s.	9.1	(4.4)	c.s.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media business obtained operating revenues of 831.9 million euros at the end of the third quarter 2004 compared with the 1,036.7 million euros registered during the same period of the previous year, mainly due to the consolidation by the global integration method of the results of Antena 3 and its subsidiary Onda Cero until the end of June 2003, along with Euroleague Marketing during the first nine months of the year. These companies were subsequently removed from the consolidation perimeter of the Telefónica Group. Without taking into account these changes in the consolidation perimeter, consolidated revenues would grow around 10% in relation to the same period of the previous year, mainly due to the positive performance of ATCO and Endemol.

The EBITDA of the business during the first nine months of the year amounted to 127.0 million euros, as compared with the 160.8 million euros obtained during the same period of 2003. Excluding the contribution made by Antena 3, Onda Cero and Euroleague during the first nine months of 2003, the EBITDA growth would have been approximately 8%.

The process of divestiture of non-strategic assets continued during the third quarter of 2004, being totally removed from the consolidation perimeter the Group's stake on the film producer Lolafilms, the television thematic channel producer Mediapark and the British publishing group Pearson.

ENDEMOL

The Endemol group generated revenues of 708.3 million euros during the first nine months of 2004, which was 14.9% more than in the same period of the previous year. In EBITDA terms, Endemol registered 125.0 million euros, 18.8% more than in the previous year.

In line with the same trend of previous quarters and despite the seasonal effect of the summer period on the television sector, the best contributors to revenues generation were Endemol USA (due to the commercialization of the re-broadcast and new editions of the 'Fear Factor' format) and Endemol UK, together with Endemol France and Zeppelin in Spain, due to the releases of 'Star Academy' and 'Gran Hermano 6', respectively.

ATCO

The advertising market in Argentina during the first nine months of the year grew by 46% with respect to the same period of the previous year. In this positive context, the open television channel Telefé reaffirmed its position as the audience leader through the consolidation of 37.0% of the average audience, representing a 4 percentage points increase on the average audience recorded during the same period of the previous year and maintaining a difference of 8.1 percentage points with its main competitor. It is important to note the great efforts made by the channel in adapting TV program to its target audience, achieving a market share of commercial objectives of 40.7%, 9.1 percentage points off its main competitor.

Over the first nine months of this year, the ATCO group (Telefé and Radio Continental) generated operating revenues of 226.8 million pesos, 34.7% higher than the figure obtained during the same period of 2003 and EBITDA climbed to 47.2 million pesos, as compared with the 18.6 million pesos recorded in the same period of the previous year.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	831.9	1,036.7	(19.8)	260.8	255.0	2.3
Internal expend capitalized in fixed assets (1)	0.2	0.1	91.7	0.2	0.1	125.2
Operating expenses	(699.0)	(891.9)	(21.6)	(219.3)	(221.5)	(1.0)
Other net operating income (expense)	(6.1)	15.9	c.s.	(1.8)	0.1	c.s.
EBITDA	127.0	160.8	(21.1)	39.9	33.6	18.7
Depreciation and amortization	(21.2)	(39.5)	(46.2)	(6.9)	(7.3)	(5.8)
Operating profit	105.7	121.4	(12.9)	33.0	26.3	25.5
Profit from associated companies	(13.7)	(72.3)	(81.0)	(15.6)	(13.7)	13.8
Financial net income (expense)	(23.1)	(47.1)	(50.9)	(2.4)	(25.4)	(90.6)
Amortization of goodwill	(91.9)	(70.5)	30.4	(30.9)	(28.9)	7.0
Extraordinary net income (expense)	(40.2)	(40.0)	0.4	(26.4)	4.9	c.s.
Income before taxes	(63.1)	(108.5)	(41.8)	(42.3)	(36.7)	15.2
Income taxes	40.9	(41.3)	c.s.	76.3	(31.6)	c.s.
Net income before minority interests	(22.2)	(149.8)	(85.2)	34.0	(68.4)	c.s.
Minority interests	(3.4)	(4.3)	(21.5)	(1.4)	(0.3)	n.s.
Net income	(25.6)	(154.1)	(83.4)	32.6	(68.7)	c.s.

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland Group obtained revenues of 246.9 million euros in the first nine months of 2004, a decrease of 14.4% year-on-year, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business, which nearly accounted for 13% of the total revenues.

With respect to the broadband business, it is important to highlight the addition of 445,000 new ADSL users as of September within Telefónica Deutschland wholesale (T-ZISP) offer in the German market. As a result, the total number of the company's ADSL users reached the figure of 677 thousands (both in the German and UK markets), providing services to four out of the five top main ISPs in Germany.

EBITDA reached a total of 4.5 million euros in the first nine months of 2004, with an EBITDA margin of 1.8%, which compares with the 11.1 million euros registered in the same period of the previous year.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	246.9	288.4	(14.4)	74.1	90.9	(18.4)
EBITDA	4.5	11.1	(59.8)	(1.0)	6.6	c.s.
EBITDA margin	1.8%	3.9%	(2.0 p.p.)	(1.3%)	7.3%	(8.6 p.p.)

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. Furthermore, in the fiscal year 2003 the results from the participation, and following divestiture, in Antena 3 de Televisión, S.A., were integrated within the Telefónica de Contenidos Group results, although it had been participated directly by Telefónica S.A. through a part of the year. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.
  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.
  In the case of Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile have been sold to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the mobile business from the beginning of the year.
  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.
  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica's directories business.
  Telefónica Data Group, legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year.
  Emergia Group, now denominated Telefónica International Wholesale Services América, S.A. (Uruguay), directly participated by Telefónica S.A., has been consolidated within the Telefónica Latinoamérica Group.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP
% Part
Telefónica de España	100.00%
Telefónica Móviles	92.45%
Telefónica Latinoamérica	100.00%
TPI Group	59.90%
Terra Networks Group	76.80%
Telefónica de Contenidos	100.00%
Atento Group	91.35%

TELEFÓNICA DE ESPAÑA GROUP
% Part
Telyco	100.00%
Telefónica Telecomunic. Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informatica y	100.00%
Comunicaciones de España

TELEFÓNICA LATINOAMÉRICA GROUP
% Part
Telesp	87.49%
Telefónica del Perú	98.14%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	44.89%
CAN Teléfonos de Venezuela (CANTV)	6.92%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	93.98%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Internacional Wholesale Serv. (TIWS)	100.00%

TELEFÓNICA MÓVILES GROUP
% Part
Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	97.97%
T. Móviles México	92.00%
TEM El Salvador	91.75%
TEM Guatemala	100.00%
Telefónica Móvil Chile	100.00%
Group 3G (Germany)	57.20%
IPSE 2000 (Italy) (2)	45.59%
3G Mobile AG (Switzerland)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%

(1) Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and, from May 2003, TeleCentro Oeste Participações. The participation that consolidate of Brasilcel in their subsidiaries in September 2004 are the following: TeleSudeste Celular Participações 86.68%; Telesp Celular Participações 65.12%; Global Telecom Participações 65.12%, Celular CRT Participações 50.42%; TeleLeste Celular Participações 27.86% and TeleCentro Oeste Participações 19.08%.
(2) Aditionally, Telefónica Group has a 4,08% of IPSE 2000 through Telefónica DataCorp.

TPI - PÁGINAS AMARILLAS GROUP
% Part
TPI Edita	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%

TERRA NETWORKS GROUP
% Part
Lycos, Inc. (1)	100.00%
Lycos Europe	32.10%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	68.30%
Ifigenia Plus	100.00%
EducaTerra	100.00%
R.U.M.B.O.	50.00%
Uno-E Bank	33.00%
One Travel.com	54.15%

(1) In October 2004 the sale of Lycos, Inc. to Daum Communications Corp. has been completed.

ATENTO GROUP
% Part
Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.44%
Atento Chile, S.A.	77.58%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP
% Part
Telefé	100.00%
Endemol	99.70%
Torneos y Competencias	20.00%
Telefónica Servicios de Música	100.00%
Sogecable	23.83%
Telefónica Servicios Audiovisuales	100.00%
Hispasat	13.23%

ADDENDA

Significant Events

  On November 12, 2004, Telefónica, pursuant to the resolution adopted by the shareholders of Telefónica, S.A. at their Annual General Meeting of April 30th, 2004, will pay a cash dividend from the Additional Paid-in capital reserve of a gross amount of 0.20 euros for each Company share issued, in circulation and carrying entitlement to this dividend.
  On November 8, 2004, Telefónica sold its stake of 14,5% in Infonet Services Corporation to British Telecommunications for 140 million dollars approximately.
  In October, Telefónica Móviles has closed the acquisition of BellSouth's operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela.

The company expects to acquire the rest of the operators (in Argentina and Chile) over the course of 2004, once it obtains the required authorizations from the regulators.
  On October 9, 2004, the voluntary cash tender offers launched by Brasilcel and its subsidiary Telesp Celular Participações (TCP), for part of the outstanding shares of some of its subsidiaries concluded. As a result of the offers, Brasicel's stake in its subsidiaries has increased to the following percentages:

Brasilcel's stakes in:          ON         PN          Total

TSD     91.7%     90.3%     90.9%

TBE     68.7%     40.9%     50.6%

CRT    91.0%     49.7%     67.0%

TCP's stakes in:                ON         PN          Total

TCO    86.2%     32.8%    50.6%

In aggregate, the cash tender offers represented a total expenditure of approximately 607 million reais for Brasilcel and approximately 902 million reais for TCP.

Additionally, TCP's Board of Directors approved a capital increase of approximately 2,05 million reais. The use of proceeds of the rights issue will be to (i) repay a bridge loan related to the tender offer for a portion shares of TCO and (ii) to repay other short-term debt. The capital increase will improve TCP's capital structure, providing it with financial flexibility to carry out its CapEx program.
  On October 4, 2004, Telefónica's treasury stock position was 183.447.879 shares representing 3,702% of its current share capital.
  On September 23, 2004, Telefónica, S.A. has sold 38,853,403 shares in the company Pearson Plc on the London stock market for approximately 350 million euro, representing 4.88% of its share capital.
  On August 2, 2004, Terra Networks, S.A has closed the sale of Lycos, Inc. to Daum Communications Corp, the Korean portal leader in Korea. However, the execution of the stock purchase agreement has been carried out on October 5, 2004, once the administrative authorizations that might be necessary, and in particular, the approval by the US authorities for the Defense of Competition have been obtained.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-September of 2004, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP

  During 2004, Telefónica Group has purchased 69,657 shares in the Dutch company Endemol Entertainment Holding, N.V. (Endemol) for 1.74 million euros. After this transaction, Telefónica Group's stake in Endemol has reached 99.70%. The company continues to be fully consolidated within the Telefónica Group.
  During 2004, Telefónica S.A. has purchased 46,083,092 shares of Portugal Telecom, S.G.P.S., S.A. for 414.60 million euros, increasing its direct stake in the company to 7.42%. The direct and indirect effective stake of Group Telefónica is 8.37%. The company continues to consolidate by the equity method in the financial statements of Telefónica Group.
  The Spanish company Inmobiliaria Telefónica, S.L.U. has been dissolved without liquidation through the transfer of all its assets and liabilities to its sole shareholder Telefónica, S.A., the company thus ceasing to exist. The company, which was consolidated within Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.
  The US companies Telefónica B2B, Inc. and Telefónica USA, Inc., which used to be consolidated within Telefónica Group's financial statements by the full integration method, have been removed from the consolidation perimeter, the companies being liquidated and dissolved and their assets and liabilities transferred to their sole shareholder, Telefónica, S.A.
  The company Zeleris Soluciones Integrales, S.L.U. has been taken over by the wholly-owned subsidiary of Telefónica, S.A., Telefónica Gestión de Servicios Compartidos España, S.A.U., increasing its share capital by 5.47 million euros and receiving all of the shares comprising the capital of Zeleris in exchange. As a result of the company being taken over, it was removed from the consolidation perimeter of the Telefónica Group, where it was included using the full integration method.

TELEFÓNICA DE ESPAÑA GROUP

  As part of its ongoing process to restructure its group of companies, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., has taken over the following local operators: Telefónica Cable Asturias S.A., Telefónica Cable Valencia S.A., Telefónica Cable Extremadura S.A. and Telefónica Cable Balears S.A. All of these companies, which were fully consolidated within the Telefónica Group, have been removed from the Group's consolidation perimeter this year.
  The 2.13% stake that Telefónica de España, S.A. owned in the French company Eutelsat, S.A., was sold for 44.83 million euros, resulting in a 21.43 million euros net capital gain. The company was recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.
  The Spanish company Telefónica Mobile Solutions, S.A.U. has been taken over by its parent company Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. This company, which used to be consolidated within Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.
  Telefónica Soluciones Informáticas y de Comunicaciones de España, S.A. has subscribed 0.61 million euros in the capital increase carried out by the company Soluciones Tecnológicas para la Alimentación, S.L. by means of a compensation of the credit hold against the company for the same amount.

TELEFÓNICA LATINOAMÉRICA GROUP

  The Brazilian company Aix Participações, which was integrated by the equity method in the consolidated accounts of the Telefónica Group in 2003, is now incorporated using the proportional integration method.
  The U.S. company Katalyx, Inc. took over the U.S. companies Adquira, Inc. and Katalyx Transportation, LLC. Both companies, which were integrated in 2003 in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.
  The Peruvian company Telefónica Empresas Perú, S.A.A. has taken over the Peruvian company Telefónica Servicios Financieros, S.A.C. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.
  On July 8th 2004, Telefónica Internacional Chile S.A. purchased 3,000,000 ADRs in Compañía de Telecomunicaciones de Chile S.A. (CTC), representing 12,000,000 Series A shares equivalent to a 1.25% stake in the company, giving the Telefónica Group a 44.89% stake. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.
  In line with a share buy-back program, the subsidiary Telefónica del Perú, S.A.A. has purchased shares in the market, raising Telefónica Group's shareholding from 97.21% to 98.14%. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.
  The Mexican companies of the Katalyx Group, Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, Llc. and the Argentinean companies Katalyx Transportation Argentina, S.R.L., Katalyx Construction Argentina, Katalyx Food Service Argentina, S.R.L., Katalyx Cataloguing Argentina, S.R.L. y Katalyx Argentina, S.A. have been dissolved or are currently being liquidated. All of these companies, which in 2003 were integrated in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.
  The Argentinean company Adquira Argentina, S.L. has been taken over by the company Telefónica Data Argentina, S.A. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

TELEFÓNICA MÓVILES Group

  The company Mobipay España, S.A. increased its share capital by 3.78 million euros during 2004. Telefónica Móviles España, S.A. subscribed in the capital increase by purchasing the shares necessary to increase its stake in the company from 13.33% to the current 13.36%. The company continues to be included in the consolidation perimeter of the Telefónica Group by the equity method.
  In March 2004, Telefónica Móviles Group increased its stake in the following Brazilian subgroups: 0.13% in Tele Sudeste Celular Participações, S.A. and its dependent companies to total 42.07%; 0.44% in Celular CRT Participações, S.A. and its dependent companies to total 25.52%; 0.08% in Tele Leste Celular Participações, S.A. and its dependent companies to total 13.93% and, lastly, 0.12% in Tele Centro Oeste Celular Participações, S.A. and its dependent companies to total 9.52%, as a result of the contribution of assets by Telefónica Móviles through Brasilcel.
  Acquisition of an additional 13.95% stake in the share capital of the Spanish company Mobipay Internacional, S.A., reaching a 50% stake in the company. The company, which was integrated in the consolidated accounts of the Telefónica Group using the equity method, consolidates as from June 1st by the proportional method.
  At the end of the first half of 2004 Brasilcel acquired NTT DoCoMo Inc. and Itochu Corporation shareholdings in the share capital of Sudestelcel Participações, S.A., the holding company controlling a stake in Tele Sudeste Celular Participações, S.A.. Through this operation, Brasilcel now controls 100% of Sudestelcel Participações, S.A. and continues to consolidate in Brasilcel Group's financial statements by the full integration method. Likewise, Brasilcel Group consolidates by the proportional method in Telefónica Group's financial statements.
  On July 23rd 2004, a 100% of the Chilean company Telefónica Móvil Chile, S.A. was acquired to Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Internacional, S.A. The total amount paid for this purchase was 1,089 million euros. Through this operation, the Telefónica Group has increased its effective stake in the capital from 44.89% to the current 92.45%. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.
  The mergers of the following Mexican companies became effective on September 25th 2004: Movicelular, S.A. de C.V. merged with Movitel del Noroeste, S.A. de C.V. to form a company known as Movitel del Noroeste, S.A. de C.V., and Tamcel, S.A. de C.V. merged with Baja Celular Mexicana, S.A. de C.V. to form a company known as Baja Celular Mexicana, S.A. de C.V. Both subsidiaries continue to consolidate by the full integration method in the financial statements of the Telefónica Group.

TPI GROUP

  In 2004, the Parent Company Telefónica Publicidad e Información S.A., has purchased an additional 49% stake of the share capital of its Chilean subsidiary Impresora y Comercial Publiguías for 65.6 million euros, reaching a 100% stake in the company. In this deal, 9% of the share capital has been bought to the Chilean Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Group. The company continues to consolidate in the financial statements of Group Telefónica by the full integration method.
  On August 13th 2004, Edinet América S.A. (previously Urge Chile, S.A.) increased its capital by 218.81 million Chilean pesos (0.29 million euros), fully subscribed and paid up by Publiguías Holding, S.A., payment for which was made through capitalization of part of the debt of Edinet América, S.A. held by Publiguias Holding S.A. Following this operation, the shareholding of the TPI group in the company amounted to 99.978% compared with the previous 99.90%.

TERRA NETWORKS GROUP

  Emplaza, S.A., in which the Terra Lycos Group had a 20% stake and that was no longer included in the consolidation perimeter as of June 2003 because it was not running any business, was liquidated in January 2004.
  In March 2004 Lycos, Inc. sold its stakes in Wit Capital and GSI Global Sports. These companies were recorded under the "Other investments" item. Capital gains from selling these stakes amounted to 0.15 million euros.
  During the second quarter, Lycos Inc. sold its stakes in Amazon, Interland, Cross Media and Easy Link. Moreover, the company sold part of its investment in Autobytel. All these companies were included under the "Other investments" item.
  In June, 100% of the Mexican company Tecnología SVA, S.A. has been sold, generating a capital gain of 10.77 million euros. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.
  During the third quarter of 2004, Lycos, Inc. liquidated all of its minority stakes in the companies Fast, Autobytel and Total Sports. The loss recorded as a result of the sale of these participations amounted to 6.2 million dollars.
  In August 2004, Terra Networks Asociadas, S.L. increased the capital of Inversis Networks by 0.80 million euros. Following this increase, its stake in the company stood at 10.68%. The company is recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.
  On September 2nd 2004, Terra Networks Asociadas, S.L. sold its entire stake in the company A Tu Hora S.L., which is not operational, to Telepizza, which until then owned a 50% stake in the company.
  On October 5th 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement on the sale of Lycos, Inc., once obtained the necessary administrative authorizations and approval from the US authorities for the Defense of Competition. The sale price was established at 107.94 million dollars. Prior to the sale of Lycos, Inc., and as part of the operation, Lycos, Inc. transferred assets amounting 332.9 million euros to Terra Networks, S.A. on September 30th 2004.

ATENTO GROUP

  Atento USA, Inc., has been dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. The company, which in 2003 was included in the consolidated financial statements of the Telefónica Group by the full consolidation method, has been removed from the consolidation perimeter.
  The sale of 100% of the shares in Atento Guatemala Comercial, S.A., in March 2004, resulted in a 0.02 million euros capital gain for the Telefónica Group. The company has been removed from the consolidation perimeter of the Telefónica Group, in which it was fully consolidated.
  On April 30th, the US company Atento Holding Inc. has been dissolved and all its assets and liabilities transferred to its Dutch parent company Atento N.V. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.
  Atento Teleservicios España, S.A took over its wholly-owned subsidiary Leader Line, S.A. on July 16th 2004. The company, which until then was consolidated in the financial statements of the Telefónica Group by the full integration method, has been removed from the consolidation perimeter.
  Zeleris Brasil Ltda. was liquidated on July 21st 2004. The company was recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.
  The Mexican company Atento Atención y Servicios, S.A. de CV. was incorporated on September 1st 2004, its entire initial share capital for 49,999 Mexican pesos was subscribed and fully paid up by Atento Mexicana, S.A. de C.V., and 1 Mexican Peso by the company, also Mexican, Atento Servicios, S.A. de C.V. The company is now incorporated in the consolidated accounts of the Telefónica Group using the full integration method.

TELEFÓNICA CONTENIDOS GROUP

  Sale of 70% of the Spanish company Lola Films, S.A. in July this year to its minority shareholder.

Telefónica, S.A. sold 38,853,403 shares in the company Pearson Plc, 4.88% of its share capital, on the London stock exchange for an approximate value of 350 million euros.

Both companies, which were included in the consolidated perimeter of the Telefónica Group, the first one by the full integration method and the second one by the equity method, have been removed from the consolidation perimeter.

  The group's parent company has taken over its Spanish subsidiaries Telefónica Medios de Comunicación, S.A., Telefónica Media Internacional y de Contenidos, S.A., Producciones Multitemáticas, S.A. and Gestora de Medios Audiovisuales de Fútbol, S.L. The Spanish company Corporación Admira Media, S.A. was dissolved and liquidated in June this year. All of these companies, which were consolidated in Telefónica Group's financial statements by the full integration method, have been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

ir@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 11th, 2004	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer